Exhibit 99.1

2008

Annual Information Form

BCE Inc.

For the year ended December 31, 2008

March 11, 2009

TABLE OF CONTENTS

		Management’s
		Discussion &
		Analysis and
		Financial
		Statements
		Incorporated by
		Reference
		(reference to
		pages of BCE
	Annual	Inc. 2008
	Information Form	Annual Report)
Caution Regarding Forward-Looking Statements	5	24-27; 53-69
Trademarks	7
Corporate Structure	7
Incorporation and Registered Offices	7
Subsidiaries	7
Description of Our Business	8
General Summary	8	19-24
Strategic Imperatives	9	24-26
Our Competitive Strengths	10
Marketing and Distribution Channels	11
Our Networks	13
Our Employees	15
Corporate Responsibility	16
Competitive Environment	18	53-56
Regulatory Environment	19	56-62
General Development of Our Business	19
Three-Year History	19
Key Transactions	21
Our Capital Structure	23
BCE Inc. Securities	23	56-62; 107-109
Bell Canada Debt Securities	24
Ratings for BCE Inc. and Bell Canada Public Debt Securities	24
Ratings for BCE Inc. Preferred Shares	25
Outlook	25	50-51
General Explanation	26
Explanation of Rating Categories Received For Our Securities	27
Market for our Securities	28
Trading of our Securities	28
Our Dividend Policy	30	53-56; 63-69
Our Directors and Executive Officers	32
Directors	32
Executive Officers	34
Directors’ and Executive Officers’ Share Ownership	35
Legal Proceedings	35
Lawsuits Related to BCE Inc.	35
Lawsuits Related to Bell Canada	38
Lawsuits Related to Teleglobe Inc.	42
Other	45
Interest of Management and Others in Material Transactions	45

Experts	46
Material Contracts	46
Transfer Agent and Registrar	46
For More Information	46
Schedule 1 – Audit Committee Information	48
Schedule 1A – Audit Committee Charter	51
Schedule 2 – Glossary	58

In this annual information form, we, us, our, company and BCE mean BCE Inc., its direct and indirect subsidiaries and joint ventures. Bell means our Bell Wireline and Bell Wireless segments on an aggregate basis. References to Bell Aliant include matters relating to, and actions taken by, both Aliant Inc. and its affiliated entities prior to July 7, 2006, and Bell Aliant Regional Communications Income Fund and its affiliated entities, on and after such date.

All dollar figures are in Canadian dollars, unless stated otherwise. The information in this annual information form is as of March 11, 2009, unless stated otherwise, and except for information in documents incorporated by reference that have a different date.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This annual information form contains statements about BCE’s business outlook, objectives, plans, strategic priorities and other statements that are not historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as aim, anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strategy, strive, target and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by us, forward-looking statements in this annual information form describe our expectations at March 11, 2009. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to numerous risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans, strategic priorities and other statements that are not historical facts may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize. Forward-looking statements are provided in this annual information form for the purpose of giving information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. However, readers are cautioned that it may not be appropriate to use such forward-looking statements for any other purpose.

Forward-looking statements made in this annual information form are based on a number of assumptions that we believed were reasonable on the day we made the forward-looking statements. Refer, in particular, to the sections of BCE  Inc.’s 2008 management’s discussion and analysis (BCE 2008 MD&A) entitled Strategic Imperatives, Business Outlook and Assumptions And Risks That Could Affect Our Business And Results at pages 24 to 26, pages 26 to 27 and pages 63 to 69, respectively, of the BCE Inc. 2008 annual report (BCE 2008 Annual Report), for a discussion of certain assumptions we have made in making forward-looking statements, which sections are incorporated by reference herein.

Factors that could cause actual results or events to differ materially from those expressed in or implied by our forward-looking statements include: general economic and credit market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services; our ability to implement our strategies and plan in order to produce the expected benefits; our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service; the intensity of competitive activity, including the increase in wireless competitive activity that could result from Industry Canada’s licensing of advanced wireless services spectrum, and the resulting impact on our ability to retain existing, and attract, new customers, and on our pricing strategies and financial results; increased contributions to employee benefit plans; our ability to respond to technological changes and rapidly offer new products and services; events affecting the functionality of, and our ability to protect, maintain and replace, our networks, information technology systems and software; events affecting the ability of third-party suppliers to provide to us essential products and services; labour disruptions; the potential adverse effects on our Internet and wireless businesses of the significant increase in broadband demand; events affecting the operations of our service providers operating outside Canada; our ability to raise the capital we need to implement our business plan, including for BCE Inc.’s share buy-back program and dividend payments and to fund capital and other expenditures; our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies; regulatory initiatives or proceedings, litigation and changes in laws or regulations; launch and in-orbit risks of satellites used by Bell ExpressVu Limited Partnership (Bell TV); competition from unregulated U.S. direct-to-home satellite television services sold illegally in Canada and the theft of our satellite television services; BCE Inc.’s dependence on its subsidiaries’ ability to pay dividends; stock market volatility; depending, in particular, on the economic, competitive and technological environment at any given time, and subject to dividends being declared by the board of directors, there can be no certainty that BCE Inc.’s dividend policy will be maintained; Bell Aliant’s ability to make distributions to BCE Inc. and Bell Canada; health concerns about radio frequency emissions from wireless devices; delays in completion of the high speed packet access (HSPA) overlay of our wireless network and the successful implementation of the network build and sharing arrangement with TELUS Communications Company to achieve cost efficiencies and reduce deployment risks; the timing and completion of the proposed acquisition by Bell Canada of national electronics retailer The Source by Circuit City is subject to closing conditions and other risks and uncertainties; and loss of key executives.

These and other risk factors that could cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements are discussed throughout this annual information form and the BCE 2008 MD&A and, in particular, under the sections entitled Our Competitive Environment, Our Regulatory Environment and Assumptions And Risks That Could Affect Our Business And Results, in the BCE 2008 MD&A, at pages 53 to 69 of the BCE 2008 Annual Report, which pages are incorporated herein by reference.

We caution readers that the risks described above are not the only ones that could impact us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition or results of operations.

Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any non-recurring or other unusual items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. The financial impact of these transactions and non-recurring and other unusual items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

TRADEMARKS

The table below is a list of our trademarks that are referred to and used as such in this annual information form and their owners.

Owner	Trademark
Bell Aliant Regional Communications, Limited Partnership	Aliant
xwave

BCE Inc.	BCE

Bell Canada	Bell
Bell Internet
Bell Mobility
Bell TV
Bell World
Espace Bell
La vie est Bell
Sympatico
Today just got better

Bell ExpressVu Limited Partnership	ExpressVu

Bell Mobility Inc.	Solo

Any other trademarks, or corporate, trade or domain names used in this annual information form are the property of their owners. We believe that our trademarks are very important to our success. Our exclusive trademark rights are perpetual provided that their registrations are timely renewed and that the trademarks are used in commerce by us or our licensees. We take appropriate measures to protect, renew and defend our trademarks. We also spend considerable time and resources overseeing, registering, renewing, licensing and protecting our trademarks and prosecuting those who infringe on them. We take great care not to infringe on the intellectual property and trademarks of others.

CORPORATE STRUCTURE

INCORPORATION AND REGISTERED OFFICES

BCE Inc. was incorporated in 1970 and was continued under the Canada Business Corporations Act in 1979. It is governed by a certificate and articles of amalgamation dated August 1, 2004, by a certificate and articles of arrangement dated July  10, 2006 and by a certificate and articles of amendment dated January 25, 2007. BCE Inc.’s head and registered offices are at 1 Carrefour Alexander-Graham-Bell, Building A, 8th Floor, Verdun, Québec H3E 3B3.

SUBSIDIARIES

The table below shows BCE Inc.’s main subsidiaries, where they are incorporated or registered, and the percentage of voting and non-voting securities or partnership interest that BCE Inc. beneficially owns or directly or indirectly exercises control or direction over. BCE Inc. has other subsidiaries, but they have not been included in the table because each represents 10% or less of our total consolidated assets and 10% or less of our total consolidated operating revenues. These other subsidiaries together represented 20% or less of our total consolidated assets and 20% or less of our total consolidated operating revenues at December 31, 2008.

		Percentage of Voting Securities or
		Partnership Interest that BCE Inc. Held
Subsidiary	Where Is It Incorporated or Registered	at December 31, 2008(1)
Bell Canada	Canada	100%
Bell Mobility Inc. (Bell Mobility)	Canada	100%
Bell TV(2) (3)	Ontario	100%

(1)	BCE Inc. does not own any outstanding non-voting securities issued by these subsidiaries.
(2)	This partnership represents less than 10% of our total consolidated assets and less than 10% of our total consolidated operating revenues. We have included it to provide a better understanding of our overall corporate structure.
(3)	This partnership is indirectly wholly-owned by BCE Inc. 52% is held by Bell Canada.

As at December 31, 2008, BCE Inc. also owned 44.2% of the voting securities of Bell Aliant on a fully-diluted basis. For so long as BCE Inc. owns a 30% or greater interest in Bell Aliant and provided that certain major commercial agreements are in place, BCE Inc. has the right to appoint a majority of the directors and to nominate a majority of the trustees of Bell Aliant. For so long as BCE Inc. owns a 20% or greater interest in Bell Aliant, BCE Inc. also has the ability to veto certain actions of Bell Aliant (business plans, significant corporate transactions, material changes in business, leverage in excess of 2.5 times debt to earnings before interest, taxes, depreciation and amortization (EBITDA), appointment and change of Chief Executive Officer and entering into material commercial agreements with our competitors). For more details, see General Development of Our Business - Key Transactions.

DEVELOPMENT OF OUR BUSINESS

GENERAL SUMMARY

BCE is Canada’s largest communications company. We are a comprehensive provider of wireline voice and wireless communications services, Internet access, data services and video services to residential, business and wholesale customers. In 2008, we reported the results of our operations in three segments: Bell Wireline, Bell Wireless and Bell Aliant. Bell, which encompasses our core operations, is the largest local exchange carrier in Ontario and Québec, and is comprised of our Bell Wireline and Bell Wireless segments. We also own a 44.2% interest in, and control, Bell Aliant, the incumbent carrier in Canada’s Atlantic Provinces and in rural Ontario and Québec. In addition to our operating segments we also hold certain non-core assets, including investments in CTVglobemedia Inc. (CTVglobemedia), Clearwire Corporation (NASDAQ:CLWR) and Skyterra Communications Inc. (DTC:SKYT.OB). For the year ended December 31, 2008, we generated consolidated operating revenues of $17,698 million and consolidated operating income of $2,864 million.

The table below shows the operating revenues that each segment contributed to total operating revenues for the years ended December 31, 2008 and 2007.

		Operating Revenues (in $ millions)
Segment	2008	2007	% Change
Bell Wireline	10,640	10,719	(0.7%)
Bell Wireless	4,481	4,164	7.6%
Inter-segment eliminations	(248)	(227)	(9.3%)
Bell	14,873	14,656	1.5%
Bell Aliant	3,332	3,347	(0.4%)
Telesat	---	458(1)	n.m.
Inter-segment eliminations	(507)	(709)	28.5%
Total Operating Revenues	17,698	17,752	(0.3%)

(1)	The sale of Telesat Canada (Telesat) was completed on October 31, 2007. With the sale of Telesat, BCE’s results subsequent to October 31, 2007 no longer reflect Telesat’s contribution to our financial and operating results.
n.m.	Not meaningful

Additional information regarding our business operations can be found under the heading About Our Business in the BCE 2008 MD&A, at pages 19 to 24 of the BCE 2008 Annual Report, which pages are incorporated herein by reference.

STRATEGIC IMPERATIVES

Our goal is to be recognized by customers as Canada’s leading communications company. Our primary business objective is to maximize subscribers, revenues, operating profit, free cash flow and return on invested capital by further enhancing our position as one of Canada’s foremost providers of comprehensive and innovative communication services to residential and business customers. We seek to take advantage of opportunities to leverage our networks, infrastructure, sales channels, and brand and marketing resources across our various lines of business to create value for both our customers and other stakeholders.

Our strategy to deliver a better customer experience at every level is enabled by our five strategic imperatives:

  Improve customer service

  Accelerate wireless

  Leverage wireline momentum

  Invest in broadband networks and services

  Achieve a competitive cost structure

Additional information regarding our strategic imperatives can be found under the heading Strategic Imperatives in the BCE 2008 MD&A, at pages 24 to 26 of the BCE 2008 Annual Report, which pages are incorporated herein by reference.

OUR COMPETITIVE STRENGTHS

Canada’s Largest Communications Company. We are Canada’s largest communications company offering a broad scope of products and services:

  We are the largest local exchange carrier in Canada. We operate an extensive local network in the urban areas of Ontario and Québec, including in the greater metropolitan areas of Toronto and Montréal, the two most populous cities in the country. We offer a complete suite of wireline voice, wireless communication, Internet access, data and video product and service offerings for residential and business customers;

  Bell operates over 7.4 million network access lines principally in Ontario and Québec, for both residential and business customers and holds a 67% and 79% share of lines in the residential and business wireline voice market segments, respectively, at December 31, 2008, in our incumbent territories;

  We are the second largest wireless operator in Canada based on the number of subscribers, providing approximately 6.5 million subscribers with nationwide wireless service at December 31, 2008;

  We are the largest digital television provider in Canada, nationally distributing more than 500 all-digital video and audio channels to over 1.8 million subscribers at December 31, 2008 through our direct-to-home (DTH) satellite platform, Bell TV;

  We are the largest Internet service provider in Canada, providing over 2.0 million customers at December 31, 2008 with Internet access through digital subscriber line (DSL), fibre-optic or wireless broadband;

  Our enterprise and small and medium-sized business units are consistent market leaders in serving the communications needs of Canadian businesses; and

  We control, and own, a 44.2% interest in Bell Aliant, the incumbent local exchange carrier in Atlantic Canada and rural parts of Ontario and Québec, which operates approximately 3.09 million network access lines at December 31, 2008.

Strong Operating Momentum and Growth Opportunities in Wireless. Our wireless segment is Canada’s second largest wireless provider with approximately 6.5 million subscribers at December 31, 2008 who subscribe to our wireless services over a national network that is available to virtually all Canadians. We provide a full range of wireless services to residential and business customers through our portfolio of targeted brands, including Bell and Solo Mobile as well as through our Virgin Mobile Canada joint venture.

Wireless is a key growth segment for Bell and we have established strategic priorities seeking to further enhance our offerings. Bell is focused on capturing an increasing share of new wireless customers through growing points of presence, improved sales execution and increased value-added service offerings. We also believe our priorities for improved customer experience at all touch points, enhanced network quality and data speeds, and an expanded handset offering should improve our ability to attract and maintain wireless customers.

Incumbent Service Provider with Stable Financial Profile. We are the largest local exchange carrier in Canada, with a 67% and 79% share of lines in the residential and business wireline voice market segments, respectively, in Ontario and Québec at December 31, 2008. Our market leadership position represents the foundation for the other products and services we offer, providing us with a significant number of established customer connections that we can leverage to drive uptake of new products and services, either through bundled offerings or on a stand-alone basis, and to improve customer retention.

Our long-standing ownership of our DTH business sets us apart from other incumbent Canadian telecom providers who largely rely on resale agreements to provide video service. Our enterprise and small and medium-sized business units are also consistent market-leading performers with our enterprise business having established relationships with a majority of Canada’s 800 largest corporations. These units have demonstrated growth and improving profitability and, when combined with the success of our Internet and video services, help drive overall performance for Bell.

In recent quarters, the number of residential line losses has slowed year over year due in part to regulatory changes that have substantially improved our ability to compete. In addition, over the twelve months ending December 31, 2008, we won back approximately 131,000 customers compared to 127,000 during the preceding twelve month period, an increase of 3%. We expect the more favourable telecommunications regulatory environment and our new promotional and marketing activities to help us continue to maintain and win back customers.

MARKETING AND DISTRIBUTION CHANNELS

The guiding principle driving our marketing strategy is to offer our clients the ultimate in reliable, simple and accessible telecommunications services. In doing so, our objective is to enhance customer retention and loyalty through multiple service offerings, while positioning the company to grow both average revenue per unit (ARPU) and average revenue per household.

Through the Bell Bundle, which combines wireline local voice and long distance, high-speed Internet, DTH video, and wireless services, our goal is to use a quadruple play product offering to achieve competitive differentiation by offering a premium, integrated set of services that provides customers more freedom, flexibility and choice. In terms of pricing, our overall strategy is to be the market leader where possible. We also make use of limited-time promotional offers featuring discounted rate plans, special rates on wireless handsets and video receivers, as well as other incentives, to stimulate customer acquisition and winbacks or to respond to competitive pressures in our markets. Very often, our promotional offers are structured around particular events, including the residential moving season, the back-to-school period, and the Christmas holiday season. Another key component of our pricing strategy is to minimize re-price, particularly in our legacy business, in order to preserve margins and optimize cash flow. We also look for opportunities within our various product lines to implement price changes to reflect the value of the services we offer to our customers and to help drive incremental ARPU growth.

We focus our marketing efforts on a coordinated program of television, print, radio, Internet, outdoor signage, direct mail and point-of-sale media promotions. We engage in mass-market advertising in order to maintain our brand and support direct and indirect distribution channels. Coordinated marketing efforts throughout our service area ensure that our marketing message is consistently presented across all of our markets. Promoting the Bell brand is complemented by the company’s other brand marketing efforts, reinforcing the awareness of all our services and capitalizing on the size and breadth of our customer base across all product lines.

The Bell brand plays a key role in product positioning. We launched our new corporate brand on August 8, 2008, complete with a new logo, tagline and advertising campaign. The new branding is straightforward and benefit-focused, and directly supports our strategy of delivering a better customer experience at every level. Underlining the straightforward nature of the brand, we have changed the name of some of Bell’s services as part of the launch to make clear exactly what we deliver to customers. Bell ExpressVu Limited Partnership’s video service is now Bell TV, Bell Sympatico’s Internet service is now Bell Internet, and Bell Residential phone service is now Bell Home Phone.

We employ market research to identify high-growth market segments, and to understand consumers’ needs and preferences in developing and delivering attractive products and services in the most cost efficient manner possible. Specifically for wireless, acquiring and retaining high-value postpaid subscribers is a key marketing focus, as we leverage our suite of leading-edge devices and services to drive higher usage and increased adoption of data services. We subsidize the sale of wireless handsets – a practice also used by other Canadian wireless operators. Research has shown that a key driver of customer acquisition is handset selection and style. This factor is important as handset life cycles shorten. Our current wireless device portfolio includes many leading-edge handsets, some launched as exclusive to Bell. As the Canadian wireless market further matures, customer retention is becoming increasingly important. Accordingly, we employ customer retention initiatives aimed at increasing our customers’ level of satisfaction and loyalty.

Bell delivers its products and services to residential customers through:

  a network of corporate and dealer owned Bell World/Espace Bell, Bell Mobility and Solo Mobile retail locations;

  national retailers such as Future Shop, Best Buy, Wal-Mart, Wireless Wave, T-Booth, Wireless Etc. and Loblaws and a network of regional and independent retailers in all regions;

  call centre representatives; and

  the bell.ca website.

Residential customers can buy all or some of Bell’s products and services through the call centres, retail stores, sales representatives and our web portals.

Our large customer base and our ability to sell through a variety of distribution channels are key competitive advantages.

Bell also offers customers the convenience of “One Bill” for Home Phone, Internet, video and wireless services with a single point of contact.

Communications products and services, other than wireless, for Bell’s small and medium-sized business customers are delivered by Bell’s Small and Medium-sized Business unit. They are sold through web portals, call centers, dedicated sales representatives, as well as select value-added resellers. We intend to continue to differentiate ourselves in the market place by enhancing our customer service levels and introducing unique fee-based service offerings in the market.

Communications products and services, other than wireless, for Bell’s large enterprise customers are delivered by Bell’s Enterprise unit. They are sold through our web portals, call centres, dedicated sales representatives, as well as through competitive bids that we win. In addition to basic communications services, the Enterprise group bundles products, services and professional services into fully managed, end-to-end, information and technology business solutions for its customers. It also partners with third parties to bid on and sell complex business solutions. We are focusing on increasing the number of customers and the breadth of business solutions purchased by these customers. These solutions offer more value and strengthen relationships with customers, thus helping to reduce churn.

Bell’s wireless products and services are delivered to small and medium-sized business and enterprise customers by Bell Mobility through the same channels as those previously described with respect to residential customers. In addition, Bell’s wireless small and medium-sized business and enterprise customers are served by Bell’s nationwide sales team responsible for the sale of wireless products and services to small and medium-sized business and enterprise customers as well as the execution of sales contracts.

Communications products and services for Bell’s wholesale business are delivered by Bell’s Wholesale unit. They are sold through our dedicated sales representatives, web portals and call centres.

Bell Aliant sells its products and services through call centre representatives, independent dealer stores (certain of which are full service and certain of which sell small and medium-sized business products), value added resellers and the Bell  Aliant website, www.bell.aliant.ca. In addition to these channels, Bell Aliant sells products and services to larger business customers through dedicated sales representatives and competitive bids. As well, Bell Aliant facilitates customer payments through numerous payment agencies in New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador. During 2008, Bell Aliant continued to implement measures to simplify and improve various types of customer interactions.

OUR NETWORKS

The telecommunications industry continues to evolve rapidly as the industry moves from multiple service-specific networks to Internet Protocol (IP)-based integrated communications networks where text, video, sound and voice all travel on a single network. Bell and Bell Aliant continue to work with key vendor partners to expand their national multi-services IP-enabled networks.

Bell’s communications networks provide voice, data, wireline and wireless services to customers across Canada and in limited areas of the United States.

Bell’s infrastructure includes:

  national transport for voice and data, including Internet traffic;

  urban and rural infrastructures for delivering services to customers;

  national wireless networks that provide voice and data services; and

  very high data rate DSL delivery of video services to customers.

Wireline

Our national voice and data network consists of an optical fibre network, configured as multiple rings for redundancy and fault protection. It reaches all major Canadian metropolitan centres , as well as New York, Chicago, Washington/Ashburn, Atlanta, Buffalo, Detroit, Dallas, Los Angeles, San Francisco/Palo Alto and Seattle in the United States.

Bell’s networks in major Canadian cities also provide state-of-the-art high speed access at gigabit speeds based on IP technology, while continuing to be a key provider of traditional voice and data services.

Since 2004, Bell has been upgrading the access infrastructure to drive fibre to within one kilometer of its residential customers using fiber-to-the-node technology (FTTN). As part of our FTTN buildout, we intend to deploy high-speed fibre access directly to new condominiums and other multiple-dwelling units (MDUs), throughout the Québec-Windsor corridor. This initiative to deliver high-speed bandwidth directly to new MDUs supports our strategic imperative to invest in broadband networks and services, while enhancing the speed of our Bell Internet service for residents in condominium developments and other new MDUs.

Bell and Bell Aliant have extensive copper and voice-switching networks that provide local and interexchange voice services to all of their business and residential customers in Ontario, Québec and the Atlantic provinces. In 2005, Bell Aliant launched an IP Television (IPTV) service in the Halifax market, in Nova Scotia, and in 2006 continued to expand this service in St. John’s, Newfoundland and Labrador, and in Moncton and Saint John, in New Brunswick. This expansion continued in 2007 in Fredericton, New Brunswick. In 2008, Bell Aliant continued to expand the IPTV footprint in these cities. Bell Aliant introduced High Definition (HD) capability to its IPTV service in 2008. As of the end of 2008, Bell Aliant’s IPTV service was available to 228,300 homes in Atlantic Canada.

Bell and Bell Aliant operate Internet Protocol Virtual Private Network, a national and international next generation business IP wide area network data service, connecting customers’ offices and data centres throughout Canada to the rest of the country and the world. This service utilizes a multi-protocol label switching network. This service is a fundamental platform required for the delivery of information and communications technology solutions that add value and efficiencies to customers’ businesses. These technology solutions include Voice over Internet Protocol/IP Telephony, IP videoconferencing, IP call centre applications and other future IP applications.

Wireless

Bell’s wireless network consists of its own wireless facilities and wireless services accessed through partnerships with other facilities-based wireless carriers. In total, our wireless network covered 99% of Ontario’s and Québec’s population and approximately 97% of Atlantic Canada’s population at December 31, 2008. Our wireless network also covers major cities in the provinces of Alberta and British Columbia. In response to the proliferation of wireless data service, we continue to expand our high-speed data, or Evolution-Data Optimized (EVDO) network launched in October 2005. At December 31, 2008, Bell’s EVDO’s network was covering approximately 90% of the Canadian population. EVDO delivers high speed mobile services with data-rich content such as e-mail, video messaging, gaming, video conferencing, telematics and streaming entertainment.

In October 2008, we announced a strategic initiative to overlay our existing national 3G (CDMA)/EVDO wireless network with a network technology known as HSPA. We are investing in such network technology enhancements in order to offer our customers across Canada the broadest range and choice possible with the latest 3G wireless services and to set the stage for our move to global Fourth Generation, or 4G, wireless in the coming years. EVDO is already the dominant 3G standard in Canada and across North America, while HSPA is rapidly becoming the main 3G platform with carriers outside North America. The HSPA overlay is expected to be completed by early 2010 by leveraging our network sharing agreement with TELUS Communications Company. Each company will build half of the HSPA coverage across Canada, which will reduce our overall deployment cost and accelerate the launch of the new network.

In order to provide an expansion path for next-generation technologies and future services, we purchased new wireless licences in the AWS spectrum auction that concluded on July 21, 2008. We acquired 20 megahertz of spectrum in Ontario (including Toronto and surrounding areas), in Canada’s Atlantic Provinces, and in Northern Canada, as well as 10 megahertz in Québec and in Western Canada, for a total investment of $741 million.

OUR EMPLOYEES

The table below shows the number of our employees as at December 31, 2008, 2007 and 2006.

Number of employees at December 31 (in thousands)	2008	2007	2006
Total	50(1)	53	53(2)

(1)	On July 28, 2008, we announced a reduction in the size of our Bell management team as part of an organizational restructuring focused on achieving a competitive cost structure. The number of management departures at Bell totalled approximately 2,500, representing approximately 6% of the total Bell workforce or about 15% of management.
(2)	Includes increases due to acquisitions made during the year

Approximately 47% of BCE employees are represented by unions and are covered by collective agreements.

The following collective agreements were signed in 2008:

  On May 30, 2008, Bell Canada was advised by the Communications, Energy and Paperworkers’ Union of Canada (CEP) that the proposed settlement tabled on May 5,

2008 was approved by the craft and services employees represented by the union and that, accordingly, a new contract for Bell Canada’s technicians had been ratified. The new collective agreement that was signed on June 5, 2008, and came into effect on that date, will expire on November 30, 2012. The approximately 5,000 craft and services employees covered by this collective agreement are technicians who mainly serve business customers in the major urban centres of Ontario and Québec.

  The CEP and Bell Canada signed a memorandum of agreement for the renewal of the communications sales employees’ collective agreement covering approximately 760 employees on December 18, 2008. On January 28, 2009, the CEP advised Bell Canada that the communications sales employees ratified this memorandum of agreement. The new collective agreement will expire on December 31, 2010.

  The CEP and Pagelink, a division of Bell Mobility, signed a new collective agreement on July 4, 2008, covering approximately 27 employees. The new collective agreement will expire on March 23, 2010.

In January 2008, Bell Canada received notice to negotiate a first collective agreement from the CEP for approximately 200 clerical employees located in Alberta and British Columbia. Negotiations are expected to begin in the spring of 2009.

The following collective agreement expired in 2008:

  The collective agreement between the CEP and Bell Canada covering approximately 190 operators expired on November 24, 2008. Negotiations began in January 2009.

The following collective agreements will expire in 2009:

  The collective agreement between the CEP and Bell Canada covering approximately 7,922 clerical and associated employees will expire on May 31, 2009.

  The collective agreement between the CEP and Bell Technical Solutions Inc. covering approximately 1,716 craft and services employees in Ontario will expire on May 6, 2009. Bargaining for renewal of the collective agreement is expected to start in the spring of 2009.

  The collective agreement between the CEP and Bell Technical Solutions Inc. covering approximately 1,040 craft and services employees in Québec will expire on May 6, 2009. Bargaining for renewal of the collective agreement is expected to start in the spring of 2009.

  The collective agreement between the CEP and Bell Technical Solutions Inc. covering approximately 48 clerical and associated employees will expire on July 6, 2009. Bargaining for renewal of the collective agreement is expected to start in the fall of 2009.

CORPORATE RESPONSIBILITY

BCE has implemented a range of social and environmental policies which are supported by various programs and initiatives. The policies include:

  Code of Business Conduct (signed by all employees)

  Bell Privacy Statement

  Bell Code of Fair Information Practices

  Environmental Policy

  Supplier Code of Conduct

Details of these policies, and performance of our programs and initiatives, can be found under the heading Responsibility on BCE Inc.’s website at www.bce.ca.

Environment

On November 2, 2004, BCE Inc. adopted an environmental policy that affirms:

  our commitment to environmental protection

  our belief that environmental protection is an integral part of doing business, and needs to be managed systematically under a continuous improvement process.

The policy contains principles that support our goal, varying from exercising due diligence to meet or exceed the environmental legislation that applies to us, to prevent pollution and promote cost-effective initiatives that minimize resources and waste.

We have instructed subsidiaries subject to this policy to support these principles, and have established a management-level committee to oversee the implementation of the policy.

Bell Canada monitors its operations to seek to ensure that it complies with environmental requirements and standards, and takes action to prevent and correct problems, when needed. It has had an environmental management and review system in place since 1993, that:

  provides early warning of potential problems

  identifies management and cost-saving opportunities

  establishes a course of action

  ensures ongoing improvement through regular monitoring and reporting.

One of its key tools is the corporate environmental action plan, which outlines the environmental activities of Bell Canada’s various business units. The plan identifies funding requirements, accountabilities and deliverables, and monitors Bell  Canada’s progress in meeting its objectives. Bell Canada has integrated the following entities into its corporate environmental action plan: Bell Aliant (Québec and Ontario), Bell Mobility, Bell TV, Bell Technical Solutions Inc., BCE Nexxia Corporation, Expertech Network Installation Inc., Télébec, Limited Partnership, NorthernTel, Limited Partnership and Northwestel Inc.

For the year ended December 31, 2008, Bell Canada spent $12.5 million on environmental activities, 59% of this was expenses and 41% was for capital expenditures. For 2009, Bell Canada has budgeted $15.0 million (58% for expenses and 42% for capital expenditures) to seek to ensure that its environmental policy is applied properly and its environmental risks are minimized.

Bell Aliant adopted a comprehensive environmental policy for Atlantic Canada that was updated in 2006 which affirms its goal to work to create a sustainable future by integrating long-term economic, environmental and social considerations into the way the business is operated. The policy provides for the identification of activities and situations which may have potential to harm the environment, and the implementation of environmentally positive practices and preventive measures. Bell  Aliant’s program seeks to ensure that it complies with all environmental regulatory requirements and that its activities are carried out in a manner that minimizes risk to the environment through a continuous improvement process.

Bell Aliant manages its environment program through processes similar to those employed by Bell Canada, and collaborates on many levels to seek harmonization with Bell Canada’s environment program. Bell Aliant has adopted an environment action plan which sets out specific environmental goals for 2009.

Community

Bell invests in the local communities where our employees work and live. We support many youth focused charities like Kids Help Phone, the Canadian Centre for Child Protection and children’s hospitals. Together with our employees, we have helped raise over $15 million in seven years through the Bell Walk for Kids Help Phone, providing critical funding for Canada’s only toll-free, 24-hour bilingual phone and web counseling, referral and information service for young people.

In 2008, Bell Canada and Bell Aliant together contributed $20 million in donations and local community sponsorships and their employees and pensioners committed over $2.1 million in charitable gifts and logged nearly 440,000 hours in volunteer time.

Sustainability

We are committed to sustainable development and integrate environmental, social and economic considerations into our business decisions. We engage with stakeholders to identify opportunities to create benefits for both society and BCE while minimizing, where we can, any negative impact our activities may generate. In line with this commitment, in 2006, we adopted a resolution to support the United Nations Global Compact principles.

We are an active member of the Global e-Sustainability Initiative (www.gesi.org), an international organization that promotes sustainable development in the information and communications technology (ICT) industry. Partners of the Global e-Sustainability Initiative acknowledge the need for the ICT industry to take a leadership role in:

  better understanding the impact and opportunities offered by its evolving technology in a fast growing information society providing individuals, businesses and institutions with sustainable solutions to the challenges they face in attempting to maintain a balance between economy, ecology and society.

BCE Inc. is a component of socially responsible investment indices such as the Dow Jones Sustainability Index, the FTSE4 GOOD Index and the Jantzi Social Index.

COMPETITIVE ENVIRONMENT

A discussion of BCE’s competitive environment can be found under the heading Our Competitive Environment in the BCE 2008 MD&A, at pages 53 to 56 of the BCE 2008 Annual Report, which pages are incorporated herein by reference.

REGULATORY ENVIRONMENT

A discussion of the legislation that governs our business as well as government consultations and recent regulatory initiatives and proceedings affecting us can be found under the heading Our Regulatory Environment in the BCE 2008 MD&A, at pages 56 to 62 of the BCE 2008 Annual Report, which pages are incorporated herein by reference.

GENERAL DEVELOPMENT OF OUR BUSINESS

 THREE-YEAR HISTORY

Beginning in 2005, we announced a series of transactions to achieve the strategic objective of focusing BCE Inc. solely on Bell Canada and enhancing shareholder value.

These actions included divesting BCE Inc.’s interest in CGI Group Inc. (CGI); reducing BCE Inc.’s ownership of Bell Globemedia Inc. (Bell Globemedia) (now CTVglobemedia) from 68.5% to 15%; and divesting BCE Inc.’s interest in Telesat.

More information with respect to these transactions can be found under General Development of Our Business - Key Transactions.

On October 11, 2006, we also announced that we would eliminate BCE Inc.’s holding company operations and convert into an income trust in order to ensure competitive parity in the Canadian capital markets within the telecom sector and to enhance value for BCE Inc.’s shareholders. As a result of the Government’s subsequent announcement which effectively removed the advantages of converting into an income trust, BCE Inc. announced on December 12, 2006 that it would not proceed with a conversion, but that it would continue with its previously announced plans to simplify its corporate structure. On that same date, we also announced that holders of Bell Canada preferred shares would be asked to exchange their shares for BCE Inc. preferred shares through a plan of arrangement that became effective on January 31, 2007. On February 1, 2007, BCE Inc. entered into agreements to guarantee all of Bell Canada’s public debt securities and, as a result, Bell Canada no longer prepares and files public disclosure documents separate from those of BCE Inc.

Over the course of several months beginning in November 2006, BCE Inc. was approached by Teachers’ Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan (Teachers’), and Providence Equity Partners Inc. and certain of its affiliates, as well as certain other third parties, wishing to pursue the acquisition and privatization of BCE Inc. At that time, BCE Inc.’s board of directors determined that BCE Inc.’s priority was to create shareholder value through the execution of its 2007 business plan, and that BCE Inc. should not pursue the privatization alternative at that time. However, on April 9, 2007, Teachers’ filed a statement of beneficial ownership on Schedule 13D with the U.S. Securities and Exchange Commission informing the market that it had changed its investment intent with respect to BCE Inc. from passive to active. The filing indicated that Teachers’ was exploring its options and reserving all of its rights to, among other things, purchase additional shares of BCE Inc. and encourage BCE Inc. to consider or explore extraordinary transactions or changes to BCE Inc.’s capitalization. Over the next several days, there was heightened press speculation concerning a potential acquisition and privatization of BCE Inc., including certain reports in the media indicating that

Teachers’ had put together a consortium to potentially launch a take-over bid for BCE Inc. and had secured equity and debt financing commitments for such a bid.

In light of Teachers’ filing and these media reports, BCE Inc.’s board of directors recognized that there was a real prospect of a privatization transaction involving BCE Inc., including a potential unsolicited offer and, in April 2007, BCE Inc. announced that it was reviewing its strategic alternatives with a view to further enhancing shareholder value. On April 20, 2007, BCE Inc. announced the establishment of a committee of independent directors (Strategic Oversight Committee) to oversee and direct the review of all strategic alternatives available to BCE Inc. This strategic review process culminated in the announcement on June 30, 2007 that BCE Inc. had entered into a definitive agreement relating to its privatization (the Privatization) through the proposed acquisition of all of BCE Inc.’s outstanding common and preferred shares by a corporation (the Purchaser) owned by an investor group at that time led by Teachers’ and affiliates of Providence Equity Partners Inc. and Madison Dearborn Partners, LLC and which, subsequently, also included Merrill Lynch Global Private Equity. The transaction was to be completed through a plan of arrangement (the Arrangement).

Under the terms of the definitive agreement, BCE Inc. agreed that prior to the consummation of the Privatization, it would conduct its business, and cause its subsidiaries to conduct their business, in the ordinary course consistent with past practice. In connection with this general covenant, BCE Inc. had also agreed to certain specific covenants, which, among other things, restricted certain of its activities, including the entering into of certain transactions such as mergers, asset dispositions and acquisitions, capital contributions and the incurrence of debt (subject to certain thresholds and exceptions).

On September 21, 2007, BCE Inc.’s shareholders approved the Arrangement by more than 97% of the votes cast by holders of common and preferred shares, voting as a single class. An order approving the Arrangement sought by BCE Inc. was granted by the Québec Superior Court on March 7, 2008. The Court dismissed all claims made by or on behalf of certain holders of Bell Canada debentures in connection with the Arrangement. On May 21, 2008, the Québec Court of Appeal rendered a decision, overturning the decision of the Québec Superior Court approving the Arrangement. On June 20, 2008, the Supreme Court of Canada reversed the Québec Court of Appeal’s decision and reinstated the Québec Superior Court’s order approving the Arrangement, satisfying the court-approval condition for the Privatization. See Legal Proceedings – Lawsuits Related to BCE Inc. – Privatization Transaction Lawsuits for more information concerning these legal proceedings.

On July 4, 2008, BCE Inc. and the Purchaser entered into a final amending agreement (the Final Amending Agreement) further amending the definitive agreement of June 29, 2007, as amended (together with the Final Amending Agreement, the Definitive Agreement). As a result of the execution of the Final Amending Agreement: (i) the purchase price remained $42.75 per common share; (ii) the Purchaser and a group of lenders delivered fully negotiated and executed credit documents for the purpose of funding the proposed acquisition of BCE Inc., including an executed credit agreement and certain other key financing documents; (iii) the reverse break fee payable by the Purchaser in the circumstances contemplated by the Definitive Agreement was increased to $1.2 billion; (iv) closing was to occur on or before December 11, 2008; and (v) prior to closing, BCE Inc. would not pay dividends on its common shares but would continue to pay dividends on its preferred shares. See Material Contracts for more information concerning the Final Amending Agreement. On December 12, 2008, BCE Inc.

terminated the Definitive Agreement in accordance with its terms. See Legal Proceedings – Lawsuits Related to BCE Inc. – Privatization Transaction Lawsuits for more information concerning the termination of the Definitive Agreement and the related legal proceedings.

Following the termination of the Definitive Agreement by BCE Inc. in accordance with its terms, BCE Inc. announced on December 12, 2008, plans to return value to BCE Inc.’s shareholders with a reinstated common share dividend and a new normal course issuer bid common share buyback program (2008 NCIB).

On December 19, 2008, BCE Inc. announced that the Toronto Stock Exchange had approved the 2008 NCIB. Under the 2008 NCIB, BCE Inc. is entitled to repurchase for cancellation up to 40,000,000 common shares over the 12-month period starting on December 23, 2008 and ending on December 22, 2009, representing approximately 5% of BCE Inc.’s 807,049,958 issued and outstanding common shares as of December 5, 2008. Purchases may be made through the Toronto Stock Exchange and/or the New York Stock Exchange or by such other means as may be permitted by the Toronto Stock Exchange and/or the New York Stock Exchange. BCE Inc.’s board of directors has authorized this program because, in its opinion, the purchase by BCE Inc. of its common shares represents an appropriate use of funds to increase shareholder value. In order to facilitate repurchases of its common shares under its 2008 NCIB, the company entered into an automatic share purchase plan with a broker. Under this plan, the broker may repurchase shares under the 2008 NCIB at any time including, without limitation, when BCE Inc. would ordinarily not be permitted to due to regulatory restrictions or self-imposed blackout periods. At February 28, 2009, BCE Inc. had purchased 22.2 million common shares under the 2008 NCIB, representing 55% of the 2008 NCIB.

In addition, on March 2, 2009, Bell announced an agreement to acquire substantially all of the assets of national electronics retailer The Source by Circuit City, which supports Bell’s strategy to accelerate wireless and leverage momentum in digital television, high-speed Internet and home phone services. This acquisition, which will add more than 750 retail stores, most of them in high-traffic mall locations, is a faster and more cost-effective approach to increasing Bell’s national distribution footprint than building out new retail locations. The transaction, which is subject to court approval and other conditions to closing, is expected to close in the third quarter of 2009.

KEY TRANSACTIONS

As further detailed under the section entitled General Development of Our Business – Three-Year History, under the terms of the Definitive Agreement, BCE Inc. agreed that prior to the consummation of the Privatization, it would conduct its business, and cause its subsidiaries to conduct their business, in the ordinary course consistent with past practice and specifically agreed to restrict certain of its activities, including the entering into of certain transactions such as mergers, asset dispositions and acquisitions. As such, subject to limited exceptions, no such transactions were entered into in the second half of 2007 and in 2008.

The transactions that have influenced the general development of our business over the past three years are summarized in the following table:

Transaction	Key Characteristics
Advanced Wireless Services (AWS) Spectrum Auction (2008) $741 million
  In order to provide an expansion path for next-generation technologies and future services, we purchased new wireless licences in the AWS spectrum auction that concluded on July 21, 2008. BCE acquired 20 megahertz of spectrum in Ontario (including Toronto and surrounding areas), in Canada’s Atlantic Provinces, and in Northern Canada, as well as 10 megahertz in Québec and in Western Canada, for a total investment of $741 million.

Sale of Telesat (2007) $3.42 billion

  Telesat is Canada’s leading satellite services provider, with a stable free cash flow profile supported by long-term contracts with its key customers, including Bell TV. Following a strategic review of Telesat, we concluded in early 2006 that BCE Inc.’s public market valuation was not capturing Telesat’s full value.

  After an extensive auction process, we agreed to divest Telesat to a consortium including the Public Service Pension Fund and Loral Space Systems for a transaction value of $3.42 billion. The transaction closed in the fall of 2007.

  As part of this transaction, Bell TV executed commercial agreements with Telesat assuring Bell TV with continued access to current and expanded satellite capacity.

Formation of Bell Aliant Regional Communications Income Fund (2006)

  Formed in 2006, Bell Aliant combined Bell Canada’s regional wireline operations in rural Ontario and Québec with Aliant Inc.’s wireline, IT and related operations in Atlantic Canada, as well as Bell Canada’s 63.4% interest in NorthernTel, Limited Partnership and Télébec, Limited Partnership held indirectly through Bell Nordiq Group Inc.

  As part of this transaction, Bell Canada acquired Aliant Inc.’s wireless business, which was integrated into Bell Mobility.

  For so long as BCE Inc. owns a 30% or greater interest in Bell Aliant and provided that certain major commercial agreements are in place, BCE Inc. has the right to appoint a majority of the directors and to nominate a majority of the trustees of Bell Aliant.

  For so long as BCE Inc. owns a 20% or greater interest in Bell Aliant, BCE Inc. also has the ability to veto certain actions of Bell Aliant (business plans, significant corporate transactions, material changes in business, leverage in excess of 2.5 times debt to EBITDA, appointment and change of Chief Executive Officer and entering into material commercial agreements with our competitors).

Sale of BCE Inc.’s majority interest in CTVglobemedia (previously known as Bell Globemedia) (2006) $1.3 billion

  In December 2005, BCE Inc. agreed to recapitalize Bell Globemedia (today CTVglobemedia), and to divest 48.5% of Bell Globemedia to Woodbridge Corporation (8.5%), Teachers’ Private Capital (20%) and Torstar Corporation (20%) for proceeds of $1.3 billion. The transaction closed in the summer of 2006.

  As part of the transaction, we retained certain minority rights and also entered into a commercial agreement with CTVglobemedia, granting us access to existing and future CTVglobemedia content.

  Subsequent to the conclusion of this transaction, CTVglobemedia completed its takeover bid of CHUM Limited, resulting in a further reduction of BCE Inc.’s ownership in CTVglobemedia from 20% to 15%.

Sale of BCE Inc.’s interest in CGI Group Inc. (2006) $859 million

  In January 2006, CGI repurchased 100 million of its Class A shares held by BCE Inc. for cash proceeds to BCE Inc. of $859 million.

  CGI remains Bell Canada’s preferred information systems/information technologies provider until June 2016.

  CGI’s outsourcing of its Canadian communications network management requirements to Bell Canada was similarly extended until 2016.

  The commercial alliance between CGI and BCE Inc. was also extended to 2016.

OUR CAPITAL STRUCTURE

This section describes BCE Inc.’s securities, the trading of such securities on the Toronto Stock Exchange and the ratings that certain rating agencies have attributed to such securities and Bell Canada’s public debt securities.

BCE INC. SECURITIES

BCE Inc. Preferred Shares, Common Shares and Class B Shares

BCE Inc.’s articles of amalgamation, as amended, provide for an unlimited number of common shares, an unlimited number of first preferred shares issuable in series, an unlimited number of second preferred shares also issuable in series and an unlimited number of Class B shares. In addition, BCE Inc. has issued debt securities in the form of notes.

Each common share entitles its holder to one vote at any meeting of shareholders. Additional information about the terms and conditions of the BCE Inc. preferred shares, common shares and Class B Shares can be found under Note 21 of the BCE Inc. 2008 financial statements on pages 107 to 109 of the BCE 2008 Annual Report, which pages are incorporated herein by reference.

There are ownership constraints on BCE Inc.’s common shares. A discussion of these ownership constraints can be found under the heading Our Regulatory Environment in the BCE 2008 MD&A, on pages 56 to 62 of the BCE 2008 Annual Report, which pages are incorporated by reference herein.

BCE Inc. Debt Securities

BCE Inc. has issued long-term debt securities as summarized in the table below which remain outstanding.

			At December 31,
			2008
	Interest rate	Maturity	(in $ millions)
Series C Notes	7.35%	October 30, 2009	650

The Series C notes issued by BCE Inc. are unsecured. BCE Inc. has the option to redeem the Series C notes at any time.

The indenture governing the Series C notes contains certain covenants including, but not limited to, a negative pledge, and certain events of default including, but not limited to, a cross-default with respect to Bell Canada’s indebtedness for borrowed money in certain circumstances. The indenture contains, in particular, a provision stating that in the event BCE Inc. disposes of voting shares of Bell Canada in such a number as to hold, directly or indirectly, less than 75% of the voting rights attaching to the outstanding voting shares of Bell Canada, unless the Series C notes have an approved rating from each of certain rating agencies on each day of a rating period, BCE Inc. shall have the obligation to make an offer to purchase all of the Series C notes within the five business days following the rating period at 100% of their face value together with accrued and unpaid interest to the purchase date.

BCE Inc. may issue notes under its commercial paper program up to the amount of its supporting committed lines of credit. The total amount of its supporting committed lines of credit available was $281 million at March 11, 2009. BCE  Inc. had no commercial paper outstanding at March 11, 2009.

BCE Inc. is in compliance with all conditions and restrictions attaching to its debt securities described above.

BELL CANADA DEBT SECURITIES

Bell Canada has also issued long-term debt securities as summarized in the table below.

	Weighted Average		At December 31, 2008
	Interest Rate	Maturity	(in $ millions)
Debentures
1997 trust indenture	6.14%	2009-2035	4,400
1976 trust indenture	9.78%	2009-2054	1,770
Subordinated debentures	8.21%	2026-2031	275
Total			6,445

The Bell Canada debentures are unsecured and have been guaranteed by BCE Inc. They include US$200 million maturing in 2010, which has been swapped into Canadian dollars.

Bell Canada has a shelf prospectus providing for the issuance of up to $3.0 billion of debt securities. As of March 11, 2009, Bell Canada had no debt securities issued under such shelf prospectus which expires in July 2009.

Bell Canada may issue notes under its commercial paper program up to the amount of its supporting committed lines of credit. The total amount of its supporting committed lines of credit available was $852 million at March 11, 2009. Bell  Canada had no commercial paper outstanding at March 11, 2009.

Certain of Bell Canada’s debt agreements impose covenants which place limitations on the issuance of additional debt with a maturity date exceeding one year based on certain tests related to interest and asset coverage. Bell Canada is in compliance with all conditions and restrictions attaching to its debt securities.

RATINGS FOR BCE INC. AND BELL CANADA PUBLIC DEBT SECURITIES

Ratings generally address the ability of a company to repay principal and interest or dividends on securities.

As of March 11, 2009, BCE Inc.’s and Bell Canada’s securities are rated by the following rating agencies:

  DBRS Limited (DBRS)

  Moody’s Investors Service, Inc. (Moody’s)

  Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (S&P).

This section describes the credit ratings, as of March 11, 2009, that BCE Inc. and Bell Canada have requested for their securities. These ratings provide investors with an independent measure of credit quality of an issue of securities. Each rating should be evaluated independently.

These credit ratings are not recommendations to purchase, hold or sell any of the securities discussed above, or a comment on the market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn in the future by a rating agency.

Short-Term Debt Securities

Short-Term Debt Securities	Rating Agency	Rating	Rank
BCE Inc. and Bell Canada commercial paper	DBRS	R-1 (low)	3 out of 10
	Moody’s	P-2	2 out of 3
Bell Canada commercial paper	S&P	A-2	4 out of 8

Long-Term Debt Securities

Long-Term Debt Securities	Rating Agency	Rating	Rank
BCE Inc. unsubordinated long-term debt	DBRS	BBB+ (high)	8 out of 26
	Moody’s	Baa2	9 out of 21
	S&P	BBB+	8 out of 22
Bell Canada unsubordinated long-term debt	DBRS	A (low)	7 out of 26
	Moody’s	Baa1	8 out of 21
	S&P	BBB+	8 out of 22
Bell Canada subordinated long-term debt	DBRS	BBB	9 out of 26
	Moody’s	Baa2	9 out of 21
	S&P	BBB	9 out of 22

RATINGS FOR BCE INC. PREFERRED SHARES

Preferred Shares	Rating Agency	Rating	Rank
BCE Inc. preferred shares	DBRS	Pfd-3 (high)	7 out of 16
	S&P	P-2 (low)	6 out of 18

OUTLOOK

As of March 11, 2009, BCE Inc. and Bell Canada have stable outlooks from DBRS, Moody’s and S&P.

Additional information can be found under the heading Financial and Capital Management - Credit Ratings in the BCE 2008 MD&A, at pages 50 to 51 of the BCE 2008 Annual Report, which pages are incorporated herein by reference.

GENERAL EXPLANATION

Short-Term Debt Securities

The table below shows the range of credit ratings that each rating agency which rates BCE Inc.’s or Bell Canada’s short-term debt instruments assigns to short-term debt instruments.

	Highest Quality of Securities Rated	Lowest Quality of Securities Rated
DBRS	R-1(high)	D
Moody’s	P-1	P-3
S&P	A-1(high)	D

The DBRS short-term debt rating scale indicates DBRS’ assessment of the risk that a borrower will not fulfill its near-term debt obligation in a timely manner. Every DBRS rating is based on quantitative and qualitative considerations relevant to the borrowing entity.

Moody’s short-term ratings indicate Moody’s assessment of the ability of issuers to meet short-term financial obligations. It may assign ratings to issuers, short-term programs or to individual short-term debt instruments. These short-term obligations generally have an original maturity of 13 months or less, unless explicitly noted.

An S&P commercial paper rating indicates S&P’s assessment of whether the company can meet the financial commitments of a specific commercial paper program or other short-term financial instrument, compared to the debt servicing and repayment capacity of other companies in Canada’s financial markets.

Long-Term Debt Securities

The table below shows the range of credit ratings that each rating agency assigns to long-term debt instruments.

	Highest Quality of Securities Rated	Lowest Quality of Securities Rated
DBRS	AAA	D
Moody’s	Aaa	C
S&P	AAA	D

The DBRS long-term debt rating scale indicates the risk that a company may not meet its obligations to pay interest and principal in a timely manner. Every DBRS rating is based on quantitative and qualitative considerations relevant to the borrowing entity.

Moody’s long-term obligation ratings are an assessment of the relative credit risk of fixed-income obligations with an original maturity of one year or more. They address the possibility that a financial obligation will not be honoured as promised. Such ratings reflect both the likelihood of default and any financial loss suffered in the event of default.

S&P’s credit rating scale provides a current assessment of the creditworthiness of a company in meeting a specific financial obligation, a specific class of financial obligations, or a specific financial program. It takes into consideration:

  the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation the currency that the obligation is denominated in

  current information provided by the company or obtained by S&P from other reliable sources unaudited financial information from time to time, as S&P does not perform an audit the likelihood of payment, i.e. capacity and willingness of the company in meeting its financial commitment on an obligation according to the terms of the obligation the nature of and provisions of the obligation

  the protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

Preferred Shares

The table below describes the range of credit ratings that each rating agency assigns to preferred share instruments.

	Highest Quality of Securities Rated	Lowest Quality of Securities Rated
DBRS	Pfd-1(high)	D
S&P	P-1(high)	D

The DBRS preferred share rating scale indicates their assessment of the risk that a borrower may not be able to meet its full obligation to pay dividends and principal in a timely manner. Every DBRS rating is based on quantitative and qualitative considerations relevant to the borrowing entity.

S&P’s preferred share rating is a current assessment of the creditworthiness of a company in meeting a specific preferred share obligation issued in the market, compared to preferred shares issued by other issuers in the Canadian market.

EXPLANATION OF RATING CATEGORIES RECEIVED FOR OUR SECURITIES

Rating	Description of	Rating
Agency	Securities	Category	Explanation of Rating Category Received
DBRS	Short-term debt	R-1(low)

  satisfactory credit quality

  respectable overall strength and outlook for key liquidity, debt and profitability ratios, but not as favourable as higher rating categories any qualifying negative factors that exist are considered manageable, and the company is normally of sufficient size to have some influence in its industry.

	Long-term debt	A

  satisfactory credit quality

  protection of interest and principal is still substantial, but the degree of strength is less than that of AA rated entities while A is a respectable rating, companies that fall into this category are considered to be more susceptible to adverse economic conditions and have greater cyclical tendencies than higher-rated securities.

Rating	Description of	Rating
Agency	Securities	Category	Explanation of Rating Category Received
BBB

  adequate credit quality

  protection of interest and principal is acceptable, but the company is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the company and its rated securities.

	Preferred Shares	Pfd-3

  adequate credit quality

  protection of dividends and principal is still acceptable, but the company is more susceptible to adverse changes in financial and economic conditions, and there may be other adverse conditions present which detract from debt protection. Generally, companies with Pfd-3 ratings have senior bonds rated in the higher end of the BBB category.

Moody’s	Short-term debt	P-2	a strong ability to repay short-term debt obligations
	Long-term debt	Baa	subject to moderate credit risk considered medium-grade and may have certain speculative characteristics

S&P	Short-term debt	A-2	satisfactory capacity of the company to fulfill its financial commitment on the obligation higher susceptibility to changing circumstances or economic conditions than obligations rated A-1 (low).

	Long-term debt	BBB

  adequate capacity to meet its financial commitments

  adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the company to meet its financial commitments

	Preferred Shares	P-2	adequate protection parameters adverse economic conditions or changing circumstances are more likely to weaken the company’s ability to meet its financial commitment on the obligation

MARKET FOR OUR SECURITIES

The common and preferred shares of BCE Inc. are listed on the Toronto Stock Exchange. BCE Inc.’s common shares are also listed on the New York Stock Exchange.

TRADING OF OUR SECURITIES

The tables below and on the next pages show the range in share price per month and volume traded on the Toronto Stock Exchange in 2008 for each class of BCE Inc. securities.

		Preferred	Preferred	Preferred	Preferred	Preferred	Preferred	Preferred
	Common	Shares	Shares	Shares	Shares	Shares	Shares	Shares
	Shares	Series R	Series S	Series T	Series Y	Series Z	Series AA	Series AB
January 2008
High	$39.71	$24.50	$24.80	$24.60	$25.14	$25.44	$24.69	$24.75
Low	$33.30	$23.00	$23.50	$23.00	$23.39	$23.02	$23.40	$23.01
Volume	174,475,305	71,396	19,413	149,992	80,473	91,425	116,998	84,036
February 2008
High	$37.55	$24.10	$24.25	$24.25	$24.60	$23.60	$24.21	$24.00
Low	$34.50	$22.82	$23.80	$23.00	$24.05	$23.00	$23.80	$23.75
Volume	119,354,303	96,542	12,625	82,140	20,723	30,178	226,396	28,000

		Preferred	Preferred	Preferred	Preferred	Preferred	Preferred	Preferred
	Common	Shares	Shares	Shares	Shares	Shares	Shares	Shares
	Shares	Series R	Series S	Series T	Series Y	Series Z	Series AA	Series AB
March 2008
High	$38.89	$24.38	$24.88	$24.35	$25.33	$24.50	$24.83	$24.75
Low	$34.50	$23.70	$23.88	$23.81	$23.40	$23.26	$23.76	$23.75
Volume	146,887,678	49,325	23,054	26,550	49,003	32,684	219,653	26,350
April 2008
High	$38.37	$24.26	$24.68	$24.20	$24.90	$24.69	$24.82	$24.73
Low	$34.55	$23.50	$23.50	$23.90	$24.00	$23.00	$23.90	$24.00
Volume	91,529,025	103,340	47,340	133,200	21,053	29,586	327,805	24,300
May 2008
High	$39.61	$24.89	$24.50	$24.35	$24.99	$24.44	$25.17	$24.48
Low	$31.80	$23.01	$23.30	$23.50	$23.25	$22.62	$23.01	$24.20
Volume	158,531,146	56,495	25,400	15,200	37,171	109,251	53,974	2,200
June 2008
High	$38.12	$23.80	$23.61	$23.85	$23.99	$23.36	$24.35	$23.50
Low	$33.13	$22.28	$22.51	$22.25	$22.40	$22.00	$22.39	$21.50
Volume	148,226,798	25,659	53,117	6,145	54,663	68,374	111,902	5,000
July 2008
High	$39.88	$24.98	$24.75	$24,75	$25.44	$24.70	$24.84	$25.00
Low	$35.15	$22.75	$23.31	$23.00	$23.45	$22.60	$22.91	$24.50
Volume	154,233,629	46,095	21,725	29,845	377,342	42,295	650,778	6,139
August 2008
High	$40.25	$24.85	$24.71	$25.00	$24.94	$24.45	$24.99	$24.51
Low	$38.94	$24.55	$24.50	$24.52	$24.48	$23.51	$24.15	$24.50
Volume	79,367,026	25,075	90,560	14,494	16,815	135,165	157,950	34,500
September 2008
High	$40.29	$25.10	$24.70	$25.06	$24.99	$24.75	$25.25	$24.99
Low	$32.01	$22.50	$24.01	$24.00	$24.47	$23.01	$23.50	$24.45
Volume	134,802,515	1,599,772	23,952	599,090	582,492	85,356	254,986	1,764,900
October 2008
High	$36.67	$24.00	$24.25	$24.05	$24.55	$24.18	$24.87	$24.45
Low	$31.13	$19.52	$20.40	$20.00	$20.85	$20.00	$21.00	$21.75
Volume	135,820,142	32,890	111,825	72,768	40,199	41,227	437,115	14,900
November 2008
High	$38.65	$24.00	$23.75	$23.75	$24.00	$23.50	$23.97	$23.50
Low	$23.00	$16.18	$16.51	$16.53	$15.61	$15.92	$16.78	$17.00
Volume	152,579,600	106,555	64,782	146,000	66,191	25,419	138,898	44,548
December 2008
High	$27.57	$17.00	$17.01	$17.25	$17.74	$17.90	$17.50	$18.00
Low	$20.94	$12.40	$11.99	$12.50	$12.20	$11.50	$13.55	$12.80
Volume	196,223,368	219,451	87,498	151,713	256,906	75,407	416,206	67,988

	Preferred	Preferred	Preferred	Preferred	Preferred	Preferred	Preferred
	Shares	Shares	Shares	Shares	Shares	Shares	Shares
	Series AC	Series AD	Series AE	Series AF	Series AG	Series AH	Series AI
January 2008
High	$24.95	$–	$24.95	$25.25	$24.44	$25.00	$24.51
Low	$23.21	$–	$24.02	$23.00	$22.86	$23.60	$23.50
Volume	129,265	–	176,990	57,476	242,721	10,385	85,159
February 2008
High	$24.50	$–	$24.50	$24.69	$24.70	$23.75	$24.29
Low	$23.50	$–	$23.75	$23.08	$23.15	$23.60	$23.50
Volume	284,000	–	57,400	62,206	19,357	3,700	35,268
March 2008
High	$24.60	$24.50	$24.79	$25.35	$24.50	$24.50	$24.95
Low	$23.80	$24.50	$23.95	$23.80	$23.50	$24.26	$23.50
Volume	49,732	1,000	10,080	19,128	39,168	1,800	67,157

	Preferred	Preferred	Preferred	Preferred	Preferred	Preferred	Preferred
	Shares	Shares	Shares	Shares	Shares	Shares	Shares
	Series AC	Series AD	Series AE	Series AF	Series AG	Series AH	Series AI
April 2008
High	$24.50	$24.15	$24.73	$24.50	$24.75	$24.25	$24.89
Low	$23.82	$24.15	$24.00	$24.00	$22.86	$24.15	$22.98
Volume	61,535	4,800	12,236	10,811	73,431	3,800	82,186
May 2008
High	$25.33	$24.80	$24.75	$25.00	$24.89	$24.50	$24.95
Low	$23.06	$24.35	$23.10	$22.90	$23.00	$23.05	$22.53
Volume	203,350	18,100	53,707	20,088	37,458	3,000	111,568
June 2008
High	$24.19	$–	$23.55	$24.82	$24.00	$24.69	$24.45
Low	$22.40	$–	$22.27	$23.00	$21.76	$22.55	$22.50
Volume	224,481	–	5,800	15,211	146,741	3,000	79,068
July 2008
High	$24.90	$24.45	$25.50	$24.80	$24.75	$24.65	$25.00
Low	$22.53	$24.35	$24.41	$23.59	$23.26	$23.30	$22.75
Volume	98,220	10,800	70,950	45,463	54,567	41,500	91,814
August 2008
High	$25.00	$24.50	$24.70	$24.79	$25.00	$25.00	$25.10
Low	$24.10	$24.50	$24.50	$24.20	$24.01	$24.47	$24.40
Volume	73,265	2,400	11,200	7,920	123,301	3,505	47,009
September 2008
High	$25.23	$25.50	$24.75	$24.50	$24.99	$24.65	$25.70
Low	$23.65	$24.55	$24.25	$24.00	$23.35	$24.25	$23.54
Volume	100,582	2,505,000	8,460	23,104	1,027,399	24,566	1,781,871
October 2008
High	$24.00	$24.42	$24.50	$24.25	$24.00	$23.50	$24.56
Low	$19.99	$24.42	$20.64	$20.00	$20.10	$20.50	$19.02
Volume	107,164	400	5,200	244,190	56,620	147,500	136,001
November 2008
High	$24.00	$23.00	$23.80	$23.25	$23.50	$24.00	$24.50
Low	$15.97	$15.75	$20.00	$16.70	$16.12	$15.91	$16.29
Volume	156,295	18,500	24,500	435,618	177,462	313,384	83,455
December 2008
High	$17.01	$17.00	$17.01	$17.50	$17.40	$17.95	$17.85
Low	$12.33	$13.00	$13.00	$12.05	$12.51	$12.50	$12.77
Volume	329,574	7,630	51,525	210,181	214,667	137,062	550,376

OUR DIVIDEND POLICY

In connection with the proposed Privatization, on July 4, 2008, BCE Inc. entered into the Final Amending Agreement under which BCE Inc. agreed that prior to the consummation of the proposed Privatization pursuant to the Definitive Agreement, it would not pay dividends on its common shares but would continue to pay dividends on its preferred shares. Therefore, BCE Inc. did not declare or pay dividends on its common shares in respect of the second and third quarters of 2008.

Following the termination of the proposed Privatization, on December 12, 2008, BCE Inc. announced plans to return value to BCE Inc. shareholders with the 2008 NCIB and a reinstated common share dividend.

On February 10, 2009, the board of directors of BCE Inc. adopted a new common share dividend policy with a target dividend payout ratio of 65% to 75% of Adjusted earnings per share (EPS) and increased the annual dividend payable on BCE Inc.’s common shares by 5%, from $1.46 per share to $1.54 per share, starting with BCE Inc.’s common share quarterly dividend payable on

April 15, 2009, the whole subject to the discretion of BCE Inc.’s board of directors. The new dividend policy was adopted with the objective of allowing sufficient financial flexibility to continue investing in BCE Inc.’s business while growing returns to shareholders. Under this dividend policy, increases in the common share dividend will be directly linked to growth in BCE Inc.’s Adjusted EPS.

Refer to Our Competitive Environment and Assumptions And Risks That Could Affect Our Business And Results in the BCE 2008 MD&A, at pages 53 to 56 and pages 63 to 69, respectively, of the BCE 2008 Annual Report, which pages are incorporated by reference herein and, in particular, to the risk entitled We cannot guarantee that BCE’s dividend policy will be maintained, for a description of risks that could affect BCE Inc.’s dividend policy.

Subject to being declared by the board of directors, BCE Inc. pays dividends on its preferred shares every quarter, except for dividends on Series S, Series Y, Series AB, Series AD, Series AE and Series AH preferred shares, which BCE Inc. declares and pays monthly.

The table below shows the amount of cash dividends declared per share of each class of BCE Inc. shares for 2008, 2007, and 2006.

	2008	2007	2006
Common	$0.73(1)	$1.46	$1.32

Preferred Shares
Series R	$1.135	$1.135	$1.135
Series S	$1.15109	$1.29394	$0.97808
Series T	$1.1255	$1.1255	$0.281375
Series Y	$1.15109	$1.23028	$0.97212
Series Z	$1.08275	$1.2680375	$1.3298
Series AA	$1.20	$1.28125	$1.3625
Series AB	$1.1487	$0.55352	–
Series AC	$1.15	$1.385	$1.385
Series AD	$0.96041	–	–

(1)	BCE Inc. did not declare or pay dividends on its common shares in respect of the second and third quarters of 2008.

As previously discussed, effective January 31, 2007, the outstanding Bell Canada preferred shares were exchanged for equivalent BCE Inc. new preferred shares. The table below shows the amount of cash dividends declared in January 2007 and in 2006 per series of Bell Canada preferred shares or, starting February 1, 2007, the corresponding series of preferred shares of BCE Inc.

	2008	2007	2006(1)
Series AE (old Bell Canada Series 15)	$1.15109	$1.25049	$0.96979
Series AF (old Bell Canada Series 16)	$1.10	$1.10	$1.10
Series AG (old Bell Canada Series 17)	$1.0875	$1.0875	$1.143755
Series AH (old Bell Canada Series 18)	$1.15109	$1.31798	$0.88802
Series AI (old Bell Canada Series 19)	$1.1625	$1.1625	$1.27501

(1)	Excludes a $0.20 special dividend per share declared on December 11, 2006.

OUR DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

The tables below lists BCE Inc.’s directors, where they lived, the date they have been elected or appointed and their current principal occupation on March 11, 2009.

DIRECTORS
DATE ELECTED OR
NAME AND PROVINCE/STATE AND	APPOINTED TO THE	CURRENT PRINCIPAL OCCUPATION
COUNTRY OF RESIDENCE	BCE INC. BOARD
André Bérard, O.C., Québec, Canada	January 2003	Corporate director, since March 2004
Ronald A. Brenneman, Alberta, Canada	November 2003	President and Chief Executive Officer, Petro-Canada (petroleum company), since January 2000
George A. Cope,(1) Ontario, Canada	July 2008	President and Chief Executive Officer, BCE Inc. and Bell Canada (since July 2008)
Anthony S. Fell, O.C.,(2) Ontario, Canada	January 2002	Corporate director, since January 2008
Donna Soble Kaufman, Ontario, Canada	June 1998	Corporate director (since July 1997) and lawyer
Brian M. Levitt, Québec, Canada	May 1998	Partner and Co-Chair, Osler, Hoskin & Harcourt LLP (law firm), since January 2001
The Honourable Edward C. Lumley, P.C.,(3) Ontario, Canada	January 2003	Vice-Chairman, BMO Nesbitt Burns Inc. (investment bank), since December 1991
Thomas C. O’Neill, F.C.A., Ontario, Canada	January 2003	Chair of the Board of Directors, BCE Inc. and Bell Canada (since February 2009) and chartered accountant
James A. Pattison, O.C., O.B.C., (4) British Columbia, Canada	February 2005	Chairman and Chief Executive Officer, The Jim Pattison Group (diversified consumer-oriented company), since May 1961
Paul M. Tellier, P.C., C.C., Q.C., Québec, Canada	April 1999	Corporate director, since December 2004
Victor L. Young, O.C., Newfoundland and Labrador, Canada	May 1995	Corporate director, since May 2001

(1)	Was appointed to the board of directors and as President and Chief Executive Officer of BCE Inc. and Bell Canada on July 11, 2008.
(2)	Was a director of Teleglobe Inc. until April 2002. Teleglobe Inc. filed for court protection under insolvency statutes in May 2002.
(3)

Was a director or executive officer of Air Canada on, or during the year preceding, April 1, 2003, the date when Air Canada filed for court protection under insolvency statutes in Canada and the United States.

(4)	Was a director of Livent Inc. until September 1999. Livent Inc. filed for court protection under insolvency statutes in November 1998.

Past occupation

Under BCE Inc.’s by-laws, each director holds office until the next annual shareholder meeting or until their earlier resignation. All of BCE Inc.’s directors have held the positions listed in the table above or other executive positions with the same or associated firms or organizations during the past five years or more, except for the people listed in the table below.

DIRECTOR	PAST OCCUPATION
Mr. George A. Cope	President and Chief Executive Officer of TELUS Mobility (a business unit of TELUS Corporation) before November 2005
Mr. Anthony S. Fell	Chairman of the board, RBC Dominion Securities Limited (investment bank) from 1999 to December 31, 2007
Mr. Thomas C. O’Neill	Corporate Director (since October 2004)
Mr. Paul M. Tellier	President and Chief Executive Officer and a director of Bombardier Inc. (manufacturer of business jets, regional jets and rail transportation equipment) from 2003 to December 2004

Committees of the board

The table below lists the committees of BCE Inc.’s board of directors and their current members.

COMMITTEES	MEMBERS
Audit	Thomas C. O’Neill (Chair)
André Bérard
Anthony S. Fell
Victor L. Young
Corporate Governance	Donna Soble Kaufman (Chair)
André Bérard
The Honourable E.C. Lumley
James A. Pattison
Management Resources and Compensation	Paul M. Tellier (Chair)
Ronald A. Brenneman
Anthony S. Fell
Pension Fund	Victor L. Young (Acting Chair)
Ronald A. Brenneman
Brian M. Levitt
Paul M. Tellier

EXECUTIVE OFFICERS

The table below lists BCE Inc.’s and Bell Canada’s executive officers, being the 12 members of the Executive Committee of BCE Inc. and Bell Canada, where they lived and the office that they held at BCE Inc. and/or Bell Canada.

Province and Country of
Name	Residence	Office held at BCE Inc./Bell Canada
Trevor Anderson	Ontario, Canada	Executive Vice-President – Network (Bell Canada)
Stéphane Boisvert	Québec, Canada	President – Enterprise (Bell Canada)
Charles Brown	Ontario, Canada	President – Small and Medium Business and Bell West (Bell Canada)
Michael Cole	Ontario, Canada	Executive Vice-President and Chief Information Officer (Bell Canada)
George A. Cope(1)	Ontario, Canada	President and Chief Executive Officer (BCE Inc. and Bell Canada)
Kevin W. Crull	Ontario, Canada	President – Residential Services (Bell Canada)
Wade Oosterman	Ontario, Canada	President – Bell Mobility and Chief Brand Officer (Bell Canada)
John Sweeney	Ontario, Canada	President – Wholesale (Bell Canada)
Mary Ann Turcke	Ontario, Canada	Executive Vice-President – Field Services (Bell Canada)
Martine Turcotte	Québec, Canada	Executive Vice-President and Chief Legal & Regulatory Officer (BCE Inc. and Bell Canada)
Siim A. Vanaselja	Québec, Canada	Executive Vice-President and Chief Financial Officer (BCE Inc. and Bell Canada)
David D. Wells	Ontario, Canada	Executive Vice-President – Corporate Services (BCE Inc. and Bell Canada)

(1)	Mr. Cope was appointed to the board of directors and as President and Chief Executive Officer of BCE Inc. and Bell Canada on July 11, 2008.

Past Occupation

All of our executive officers have held their present positions or other executive positions with BCE Inc. or Bell Canada during the past five years or more, except for:

Officer	Past Occupation
Mr. Boisvert	Senior Vice President, Global Client Solutions Sales – Sun Microsystems Inc. before June 2006
President – Sun Microsystems Canada before January 2005
Mr. Brown	Chief Executive Officer, Wave Wireless Corporation in 2006
Chief Executive Officer, WaveRider Communications Inc. from 2005 to 2006
Executive Vice-President, WaveRider Communications Inc. from 2002 to 2005
Mr. Cope	President and Chief Executive Officer, TELUS Mobility before November 2005
Mr. Crull	Senior Vice President and General Manager – AT&T Mobility before March 2005
Senior Vice President – Consumer and Small Business – AT&T Inc. from 2001 to 2004
Mr. Oosterman	Executive Vice-President, Sales and Marketing – TELUS Mobility before December 2005
Chief Marketing Officer – TELUS Corporation before December 2005
Mr. Sweeney	President, John Sweeney and Associates, LLC from June 2005 to May 2006
President of Kaval Wireless Solutions from March 2002 to May 2005
Ms. Turcke	Partner and Director of the Board, Codesta LLC, Toronto and Palo Alto, USA from November 2002 to January 2005
Mr. Wells	Executive Vice President of Corporate Services, TELUS Mobility from October 2000 to June 2006

DIRECTORS’ AND EXECUTIVE OFFICERS’ SHARE OWNERSHIP

As at March 11, 2009, BCE Inc.’s directors and executive officers as a group beneficially owned, directly or indirectly, or exercised control or direction over 562,950 common shares (or 0.07%) of BCE Inc.

LEGAL PROCEEDINGS

We become involved in various claims and litigation as a part of our business and transactions. This section describes important legal proceedings that you should be aware of. While we cannot predict the final outcome of the claims and litigation described below or of any other pending claims and litigation at March 11, 2009, based on the information currently available and management’s assessment of the merits of such claims and litigation, management believes that the resolution of these claims and litigation will not have a material and negative effect on our consolidated financial position or results of operations. We believe that we have strong defenses and we intend to vigorously defend our position.

LAWSUITS RELATED TO BCE INC.

Privatization Transaction Lawsuits

On June 30, 2007, BCE Inc. announced that it had entered into a definitive agreement providing for the Privatization through the proposed acquisition by the Purchaser of all of BCE Inc.’s outstanding common shares at a purchase price of $42.75 per common share and all of BCE Inc.’s outstanding preferred shares at the prices per share provided for in the definitive agreement, together with all accrued but unpaid dividends on the preferred shares. (For more information on the proposed Privatization, see General Development of Our Business – Three-Year History.)

On September 26, 2007, each of Computershare Trust Company of Canada (Computershare), the trustee under the Bell Canada trust indenture dated April 17, 1996, and CIBC Mellon Trust Company (CIBC Mellon), the trustee under the Bell Canada trust indenture dated July 1, 1976, filed a motion asking the Québec Superior Court to determine whether the Privatization and the Arrangement giving effect thereto would constitute a “reorganization or reconstruction” of Bell Canada under the terms of the Bell Canada trust indentures dated April 17, 1996 and July 1, 1976, and, if so, the trustees asked the court to declare that the Privatization could not be completed unless approved by Bell Canada debenture holders and by the trustees as being in no way prejudicial to the interests of the debenture holders as per the terms of such indentures.

On October 5, 2007, certain debenture holders allegedly representing approximately 15.3% of the senior debentures issued under the Bell Canada trust indenture dated July 1, 1976, 66.9% of the subordinated debentures issued under the Bell Canada trust indenture dated April 17, 1996 and 21.6% of the medium-term debentures issued under the Bell Canada trust indenture dated November 28, 1997, directly and/or through the trustees under these indentures, filed contestations with the Québec Superior Court seeking a declaration that the Arrangement was unfair, oppressive, unfairly prejudicial to and/or unfairly disregarded the interests of such debenture holders and asked the court to refuse to approve and ratify the Arrangement or, alternatively, asked the court to order that a meeting of the holders of debentures be convened to vote as a class on the Arrangement.

On October 19, 2007, the contesting debenture holders described above filed two separate proceedings for an oppression remedy under section 241 of the Canada Business Corporations Act. In their proceeding for an oppression remedy, the contesting debenture holders under the Bell Canada trust indenture dated November 28, 1997 asked the Québec Superior Court to, among other things: (i) declare that the Arrangement and the guarantee by Bell Canada of debt to be issued in connection with the Privatization were oppressive to the interests of the 1997 debenture holders; (ii) restrain Bell Canada from entering into the foregoing guarantee; and (iii) refuse to approve the Arrangement. In their proceeding for an oppression remedy, the contesting debenture holders under the Bell Canada trust indentures dated July 1, 1976 and April 17, 1996 asked the court to, among other things: (i) declare that BCE Inc. and Bell Canada acted in a manner that was oppressive and unfairly prejudicial to the interests of the 1976 and 1996 debenture holders; and (ii) in the event that the court approved the Arrangement, require Bell Canada to redeem the 1976 and 1996 debentures either at their redemption price, where applicable, and otherwise at an amount equal to the net present value of the remaining cash flow, discounted at a rate equal to the yield of a Government of Canada bond with a similar maturity date, as at the time of redemption, together with unpaid interest accrued up to and including the date of payment.

BCE Inc. asserted that the basis on which these holders of debentures contested the Privatization and the Arrangement giving effect to it was without merit and that the holders of debentures of Bell Canada and the trustees under the Bell Canada indentures did not have standing to contest the granting of the order by the Québec Superior Court in respect of the Arrangement.

On March 7, 2008 the Québec Superior Court granted an order approving the Arrangement and dismissed all claims asserted by the contesting debenture holders and the trustees identified above. Among other things, the Québec Superior Court declared that (i) the Arrangement did not constitute a “reorganization or reconstruction” of Bell Canada; (ii) the Arrangement conforms with the requirements of the Canada Business Corporations Act and is fair and reasonable; and (iii) the Arrangement is not oppressive or unfairly prejudicial to the interests of the debenture holders.

On March 17, 2008, BCE Inc. was notified that the holders of Bell Canada debentures who were contesting the Arrangement had initiated an appeal of the judgments of the Québec Superior Court. The Québec Court of Appeal hearing took place from April 28, 2008 to May 1, 2008. The Québec Court of Appeal rendered a decision on May 21, 2008, overturning the decision of the Québec Superior Court approving the Arrangement.

BCE Inc., Bell Canada and the Purchaser sought and on June 2, 2008 were granted leave to appeal the Québec Court of Appeal’s decision to the Supreme Court of Canada. The hearing of the appeal took place on June 17, 2008. On June 20, 2008, the Supreme Court of Canada reversed the Québec Court of Appeal’s decision and reinstated the Québec Superior Court’s order approving the Arrangement, satisfying the court-approval condition for the Privatization.

On July 4, 2008, BCE Inc. and the Purchaser entered into the Final Amending Agreement (see General Development of Our Business – Three-Year History for more information concerning the Final Amending Agreement).

The closing of the Privatization was contingent upon the fulfillment of several closing conditions, including, pursuant to Section 8.1(f) of the Definitive Agreement, the receipt at the effective time (on December 11, 2008, the outside date for the closing of the Privatization) of a positive solvency opinion from KPMG LLP (KPMG) stating that BCE Inc. would be “Solvent” (in accordance with the solvency tests set out in the Definitive Agreement) as at the effective time and immediately following the closing of the Privatization.

On November 26, 2008, BCE Inc. announced it had received a preliminary view from KPMG that, based on current market conditions, KPMG’s analysis to date and the amount of indebtedness involved in the financing of the Privatization, KPMG did not expect to be in a position to deliver at the effective time an opinion that BCE Inc. would meet, post-transaction, the solvency tests as defined in the Definitive Agreement. BCE Inc. disagreed that the addition of the financing debt would result in BCE Inc. not meeting the technical solvency definition and continued to work with KPMG and the Purchaser to seek to satisfy all closing conditions.

On December 11, 2008, BCE Inc. announced that it had received from the Purchaser on December 10, 2008 a notice purporting to terminate the Definitive Agreement. BCE Inc. disputes that the Purchaser was entitled to terminate the Definitive Agreement on December 10, 2008, as such notice was delivered prematurely, prior to the outside date for closing of the transaction (i.e., December 11, 2008), and is therefore invalid. Also on December 11, 2008, BCE Inc. announced that it had received confirmation from KPMG that it would not be able to deliver an opinion that BCE Inc. would meet, post-transaction, the solvency tests set out in the Definitive Agreement. All closing conditions had been satisfied by BCE Inc., other than the solvency opinion, a condition to closing that was to be satisfied by its nature at the effective time.

In light of these developments, BCE Inc. terminated the Definitive Agreement in accordance with its terms on December 12, 2008, and demanded payment of the $1.2 billion break-up fee from the Purchaser. The demand for payment was refused or neglected by the Purchaser and its guarantors (the Ontario Teachers’ Pension Plan and affiliates of Providence Equity Partners Inc. and Madison Dearborn Partners, LLC (the Guarantors)). On December 17, 2008, BCE Inc. filed a motion to institute legal proceedings against the Purchaser and the Guarantors in the Québec Superior Court in respect of the payment of the $1.2 billion break-up fee.

Purported Class Action Concerning Dividends

On October 24, 2008, a statement of claim was filed under The Class Actions Act (Saskatchewan) in the Court of Queen’s Bench, Judicial Centre of Regina, Saskatchewan against BCE Inc. on behalf of persons or entities who held common shares of BCE Inc. between August 8, 2007 and July 4, 2008.

The plaintiffs allege, among other things, that by amending the June 29, 2007 definitive agreement on July 4, 2008 by the Final Amending Agreement without seeking the approval of the class members, BCE Inc. violated the terms, restrictions and conditions of its by-laws, articles and dividend policy, and of the June 29, 2007 definitive agreement as amended, the Canada Business Corporations Act and the March 7, 2008 order of the Québec Superior Court approving the Arrangement. The plaintiffs also allege that the Final Amending Agreement is oppressive to class members within the meaning of the Canada Business Corporations Act in that, among other things, the cancellation of BCE Inc.’s common share dividends defeated the reasonable expectations of class members in approving the Arrangement.

The action seeks, among other things, the payment by BCE Inc. to class members of common share dividends in respect of the second and third quarters of 2008.

LAWSUITS RELATED TO BELL CANADA

Independent Dealers’ Lawsuits

On October 21, 2008, two lawsuits were filed against Bell Distribution Inc. (Bell Distribution) by certain independent dealers in Ontario and Québec. A statement of claim was filed in the Ontario Superior Court of Justice by 36 Ontario-based dealers and a motion to institute proceedings was filed in the Québec Superior Court by 37 Québec-based dealers.

The lawsuits allege that Bell Distribution breached its 2004 BDI Independent Dealer Agreement, an associated settlement agreement which partly settled previous claims made by dealers in connection with the Dealer Agreement, and Bell Distribution’s contractual, statutory and common law duties of good faith and fair dealing by, among other things, unilaterally reducing certain commissions and unfairly competing with the dealers through other sales channels. The plaintiffs are seeking a mandatory order compelling Bell Distribution to cancel and reverse the commission reductions, injunctive relief in Québec and Ontario preventing further unilateral changes to commissions, declarations that the dealers are not bound by the exclusivity and non-competition clauses in the Dealer Agreement and an accounting of all profits from sales made through other channels in breach of the Dealer Agreement. The plaintiffs are seeking damages, totaling $266 million, for lost commissions ($17 million), diminution in the value of their businesses ($219 million) and punitive damages ($30 million).

In the Ontario action, Bell Distribution served a statement of defence on December 1, 2008.

Purported Class Action Concerning 911 Fees

On June 26, 2008, a statement of claim was filed under the Class Actions Act (Saskatchewan) in the Court of Queen’s Bench, Judicial Centre of Regina, Saskatchewan against communications service providers, including Bell Mobility and Bell  Aliant Regional Communications, Limited Partnership, by certain alleged customers. The suit also names BCE Inc. and Bell Canada as defendants.

The statement of claim alleges, among other things, breach of contract and duty to inform, deceit, misrepresentation and collusion, in connection with certain “911 fees” invoiced by communications service providers to their customers. The plaintiffs seek unspecified damages and punitive damages. The Saskatchewan action seeks certification of a national class encompassing all customers of communications service providers wherever resident in Canada. The lawsuit has not yet been authorized as a class action and it is too early to determine whether it will be authorized.

Purported Class Action Concerning the Reduction of Speed of Bell Canada’s Internet Service and Breach of Privacy for Internet Customers

On May 29, 2008, a motion seeking certification to proceed as a class action against Bell Canada was filed with the Québec Superior Court. The lawsuit was filed on behalf of all former and current Québec residential customers of Bell Canada who subscribed and subscribe, respectively, to Bell Canada’s high speed Internet service since October 28, 2007. On July 9, 2008, plaintiffs served a motion to amend the initial proceeding to modify the class in order to include all Ontario residential customers, in addition to Québec residential customers. The class action would, if certified, seek the reimbursement of 80% of customers’ monthly fees for their high speed Internet service and the payment of punitive damages. The plaintiffs allege that Bell Canada misrepresented the actual speed of its Internet service in its contracts and its publicity. According to the claim, Bell Canada has no right to reduce voluntarily the speed of its Internet service for its customers. Plaintiffs also claim that Bell Canada breached the privacy of its customers by using the “Deep Packet Inspection” technology on its Internet network. The lawsuit has not yet been authorized as a class action and it is too early to determine whether it will be authorized.

Class Action Concerning Bell Canada and Bell Mobility Late Payment Charges

On June 27, 2006, a motion to obtain the authorization to institute a class action in the Province of Québec was served against Bell Canada and Bell Mobility in the Québec City District of the Québec Superior Court. The lawsuit was filed on behalf of all physical persons and companies in Canada that were billed late payment charges despite the fact that customers allegedly paid amounts owing to Bell Canada and Bell Mobility within the payment period indicated on their bills. On September 28, 2007, Bell Canada and Bell Mobility received an amended motion to obtain the authorization to institute a class action pursuant to which the plaintiff indicated that it intends to act only for customers in the Province of Québec.

On January 10, 2008, the Québec Superior Court issued a judgment granting the plaintiff’s motion and authorizing the institution of a class action against Bell Canada and Bell Mobility. The members of the classes are all physical persons and companies in Québec, of 50 employees or less, who were billed late payment charges since June 21, 2003 after allegedly having made full payment of amounts owing to Bell Canada and/or Bell Mobility to a financial institution and/or, for Bell  Mobility’s customers only, by cheque, within the payment period indicated on their bills. The class action seeks an order requiring Bell Canada and Bell Mobility to repay all late payment charges to the members of the classes. In addition to the reimbursement of such amounts, the class action also seeks payment of punitive damages by Bell Canada and Bell Mobility.

On April 11, 2008, following the Québec Superior Court’s judgment on authorization, the plaintiff filed a motion to institute a class action.

Litigation Concerning Bell Distribution Decision not to Proceed with a Wireless Income Fund Transaction

On March 28, 2006, a statement of claim was filed in the Québec Superior Court against Bell Distribution by 50 independent dealers that own 78 Bell World retail stores. The plaintiffs alleged that Bell Distribution agreed to proceed with a transaction pursuant to which the independent dealer retail stores and Bell Distribution-owned retail stores would be sold to a Wireless Distribution Income Fund (WDIF) and that Bell Distribution subsequently reneged on this agreement causing damages to the independent dealers; and alternatively, that Bell Distribution’s refusal to allow the independent dealers to proceed to sell their stores and assign the dealer agreements to the WDIF constitutes an abuse of right and is contrary to Bell Distribution’s obligations to act fairly and in accordance with reasonable commercial standards. The plaintiffs seek damages against Bell Distribution in an amount of $135 million. Bell Distribution filed its defence in late fall 2006.

Class Action Concerning Bell TV Late Payment Charges

On September 29, 2005, a statement of claim was filed under the Class Proceedings Act, 1992 (Ontario) in the Ontario Superior Court of Justice against Bell TV. The statement of claim alleges that the interest and late payment fees charged by Bell TV to customers whose accounts are in arrears are in excess of the effective annual rate of interest permitted by certain provisions of the Criminal Code (Canada). The plaintiff seeks an order requiring Bell TV to repay all interest and late payment fees paid to Bell TV by the members of the class. In addition to the reimbursement of such amounts, the class action also seeks payment of punitive damages by Bell TV in the amount of $10 million.

On February 12, 2008, the court granted the plaintiff’s motion to certify the action as a class proceeding and certified as a class all former and current customers of Bell TV who have been charged one or more administrative fees (the fees of $19 and $25 charged by Bell TV beginning January 1, 2003 for the payment of an account after the due date) and have paid those fees up to the date of certification of the proceeding.

On September 15, 2008, the Ontario Superior Court heard motions for summary judgment brought on behalf of Bell TV and on behalf of the plaintiff. The issue on both motions was whether the administrative fees charged by Bell TV were “interest” as defined in section 347 of the Criminal Code. The Ontario Superior Court granted the plaintiff’s motion for summary judgment and dismissed Bell TV’s motion for summary judgment. In so doing, the court found that the administrative fees were “interest” as defined in section 347 of the Criminal Code.

Bell TV has appealed to the Ontario Court of Appeal from these two judgments. On December 1, 2008, the Ontario Court of Appeal confirmed that these two appeals will be heard together.

Vidéotron Litigation

On August 31, 2005, a statement of claim was filed in Québec Superior Court against Bell TV by Vidéotron ltée., Vidéotron (Régional) ltée and CF Cable TV Inc. (a subsidiary of Vidéotron ltée). In the statement of claim, the plaintiffs have alleged that Bell TV has failed to adequately protect its system against signal piracy, thereby depriving the plaintiffs of subscribers who, but for their alleged ability to pirate Bell TV’s signal, would be subscribing to plaintiffs’ services. On November 4, 2005, the plaintiffs amended their statement of claim to increase the amount of damages claimed from $1 million to approximately $49.5 million for profits allegedly lost over the last three years, $314.7 million for alleged future losses and $10 million in punitive damages. Bell TV filed its defence in November 2006.

Purported Class Action Concerning Bell Mobility Billing System

On October 28, 2004, a motion seeking certification to proceed as a class action against Bell Mobility was filed with the Québec Superior Court. In December 2006, identical motions were filed in Ontario, Alberta and British Columbia. The lawsuits were filed on behalf of any person who entered into a contract with Bell Mobility and allege that such persons have unjustly incurred expenses as a result of billing errors made by Bell Mobility following the change of its billing platform.

In addition to the reimbursement of such expenses, the class actions would, if certified, also seek payment in the amount of $100 per class member for inconvenience as well as punitive damages in the amount of $200 per class member in Québec, of general damages in the amount of $500 million with no precise amount claimed as punitive damages in Ontario, and of damages with no precise amount in Alberta and British Columbia.

On July 20, 2007, the Québec Superior Court dismissed the motion seeking certification to proceed as a class action. On August 16, 2007, petitioner filed a notice of appeal and in December 2007 filed a factum with a motion to amend the class description. The hearing took place before the Québec Court of Appeal on October 21, 2008. On November 19, 2008, the Québec Court of Appeal rendered a judgment by which it dismissed the petitioner’s motion to amend the class description and dismissed the appeal, with costs. The judgment is now final as the petitioner did not file a motion for leave to appeal to the Supreme Court of Canada. The motions in the other provinces have been stayed until the judgment rendered in Québec is final.

Class Action Concerning Wireless Access Charges

On August 9, 2004, a statement of claim was filed under The Class Actions Act (Saskatchewan) in the Court of Queen’s Bench, Judicial Centre of Regina, Saskatchewan against wireless communications services providers, including Bell Mobility and Aliant Telecom Inc., by certain alleged customers.

The statement of claim alleged, amongst other things, breach of contract and duty to inform, deceit, misrepresentation, unjust enrichment and collusion, in connection with certain “system access fees” and “system licensing charges” invoiced by wireless communications service providers to their customers. The plaintiffs sought unspecified damages and punitive damages. The Saskatchewan action sought certification of a national class encompassing all customers of wireless communications service providers wherever resident in Canada.

On September 17, 2007, the Court of Queen’s Bench granted certification on the grounds of unjust enrichment only. Bell Mobility sought leave to appeal. However, there were several outstanding motions before the court, including a motion brought by Bell Mobility alleging that the province of Saskatchewan is not the proper forum for a class action against it because it does not carry on business in such province. The leave to appeal application was being held in abeyance pending determination of these outstanding applications.

The outstanding motions were heard on December 18 and 19, 2007. On February 20, 2008, the court released its decision, dismissing Bell Mobility’s motion that Saskatchewan is not the proper forum. Following that decision, on June 19, 2008, the court issued an amendment to the certification order reflecting a redefined class.

In April 2008, before the court had issued its new certification order, plaintiff applied, pursuant to new legislation in Saskatchewan, to convert the class from a national opt-in class to a national opt-out class. If successful, this would enlarge the class to almost all Bell Mobility customers in Canada except to the extent customers would elect to opt-out of such class. The plaintiff has also applied to add BCE Inc. and Bell Canada as defendants because Bell Canada acquired Bell Aliant’s wireless assets in Eastern Canada in 2006 and BCE Inc. is its parent company. These motions were heard in full on January 5 and 6, 2009, and the court reserved its decision. The motions are delaying the defendants’ pursuit of their leave to appeal applications both on the certification and the proper forum issue. These leave to appeal applications will proceed immediately following the determination of the motions.

LAWSUITS RELATED TO TELEGLOBE INC.

Teleglobe Lending Syndicate Lawsuit

On July 12, 2002, a statement of claim was issued against BCE Inc. in the Ontario Superior Court of Justice by ABN AMRO Bank N.V., Bank of Montreal, Bank of Tokyo-Mitsubishi (Canada), Bayerische Landesbank Girozentrale, BNP Paribas (Canada), La Caisse Centrale Desjardins du Québec, Canadian Imperial Bank of Commerce, Canadian Imperial Bank of Commerce, N.Y. Agency, Citibank, N.A., Credit Suisse First Boston Canada, Credit Suisse First Boston, Export Development Canada, HSBC Bank Canada, JPMorgan Chase Bank, Laurentian Bank of Canada, Merrill Lynch Capital (Canada) Inc., Merrill Lynch Capital Corporation, National Bank of Canada, Royal Bank of Canada, Société Générale, The Bank of Nova Scotia, and The Toronto-Dominion Bank.

The plaintiffs sought damages of U.S.$1.19 billion, plus interest and costs, from BCE Inc. They alleged that these damages are equal to the amount they advanced as members of the Teleglobe Inc. and Teleglobe Holdings (U.S.) Corporation lending syndicate. The plaintiffs represented approximately 95.2% of the U.S.$1.25 billion that the members of that lending syndicate advanced.

The plaintiffs’ claim is based on several allegations, including that:

  the actions and representations of BCE Inc. and its management, in effect, amounted to a legal commitment that BCE Inc. would repay the advances; and

  the court should disregard Teleglobe Inc. as a corporate entity and hold BCE Inc. responsible to repay the advances as Teleglobe Inc.’s and Teleglobe Holdings (U.S.) Corporation’s alter ego.

On September 16, 2003, BCE Inc. filed its statement of defence relating to this action.

On November 2, 2004, two of the plaintiffs, Canadian Imperial Bank of Commerce and Canadian Imperial Bank of Commerce, N.Y. Agency, which had advanced approximately U.S.$104 million to Teleglobe Inc. and Teleglobe Holdings (U.S.) Corporation, filed a notice of discontinuance with the court and are therefore no longer plaintiffs in this action.

On May 3, 2005, following the launch of the BNP Paribas (Canada) lawsuit described below, BNP Paribas (Canada), which had advanced approximately U.S.$50 million to Teleglobe Inc. and Teleglobe Holdings (U.S.) Corporation, filed a notice of discontinuance with the court and is therefore no longer a plaintiff in this action.

Following these discontinuances, the damages sought by the remaining plaintiffs would now amount to approximately U.S.$1.04 billion, plus interest and costs, representing approximately 83% of the U.S.$1.25 billion that the members of the lending syndicate advanced to Teleglobe Inc. and Teleglobe Holdings (U.S.) Corporation.

On June 29, 2006, the plaintiffs filed an amended statement of claim in this lawsuit to add certain allegations of material misrepresentations regarding Teleglobe Inc.’s and Teleglobe Holdings (U.S.) Corporation’s business plan.

BNP Paribas (Canada) Lawsuit

On December 23, 2004, BNP Paribas (Canada), a former plaintiff in the Teleglobe lending syndicate lawsuit action against BCE Inc., filed a statement of claim with the Ontario Superior Court of Justice. The action is against BCE Inc. and five former directors of Teleglobe Inc. The statement of claim was served on the defendants, subject to their right of challenging jurisdiction, on April 20, 2005. The statement of claim alleges:

  oppression against the former directors; and

  breach of contract against BCE Inc.

BNP Paribas (Canada) seeks U.S.$50 million in damages. Teleglobe Inc. was at the relevant time a subsidiary of BCE Inc. Pursuant to standard policies and subject to applicable law, the five former directors of Teleglobe Inc. are entitled to seek indemnification from BCE Inc. in connection with this lawsuit.

On September 15, 2005, the defendants filed a motion challenging the Ontario Superior Court of Justice’s jurisdiction on the basis that Québec is the only convenient forum for adjudication of the plaintiff’s claims.

The court dismissed the motion on August 16, 2006. An appeal was filed by the defendants and on August 7, 2007, the Ontario Court of Appeal dismissed the appeal. On November 20, 2007, the defendants filed their statement of defence. On March 20, 2008, the plaintiff delivered its reply.

Teleglobe Unsecured Creditor Lawsuit

On May 26, 2004, a lawsuit was filed in the United States Bankruptcy Court for the District of Delaware. The United States District Court for the District of Delaware subsequently withdrew the reference from the Bankruptcy Court and the matter is now pending in the District Court for the District of Delaware. The lawsuit is against BCE Inc. and 10 former directors and officers of Teleglobe Inc. and certain of its subsidiaries. The plaintiffs are comprised of Teleglobe Communications Corporation, certain of its affiliated debtors and debtors in possession, and the Official Committee of Unsecured Creditors of these debtors. The lawsuit alleges:

  breach of an alleged funding commitment of BCE Inc. towards the debtors;

  misrepresentation by BCE Inc.; and

  breach and aiding and abetting breaches of fiduciary duty by the defendants.

The plaintiffs seek an unspecified amount of damages against the defendants.

In March 2006, the plaintiffs filed an amended complaint to add specific factual allegations.

VarTec Lawsuit

On December 2, 2002, VarTec Telecom, Inc. and VarTec Holding Company (together referred to in this section as VarTec) filed a lawsuit against BCE Inc., BCE Ventures Inc. and the President of BCE Ventures Inc. in the United States District Court for the Northern District of Texas (Dallas division) now transferred to the United States District Court for the District of Columbia.

The claim alleges fraud and violation of the anti-fraud provisions of the United States Securities Exchange Act of 1934, the Texas Securities Act and the Texas Business and Commerce Code relating to VarTec’s purchase of Excelcom, Inc., Excel Telecommunications (Canada) Inc. and Telco Communications Group, Inc. from a Teleglobe Inc. affiliate.

Among other things, the complaint alleges that the defendants misrepresented Teleglobe Inc.’s financial status and its ability to assume certain liabilities related to the transaction. The complaint claims that Teleglobe Inc.’s liabilities to VarTec from the transaction could be more than U.S.$250 million. It also seeks punitive damages, but does not state an amount.

In February 2003, VarTec amended its complaint by removing a series of causes of action previously included in the complaint, including breach of contract, and that the court should disregard Teleglobe Inc. as a corporate entity and hold BCE Inc. responsible for its liabilities as Teleglobe Inc.’s alter ego.

On March 2, 2003, BCE Inc., BCE Ventures Inc. and the President of BCE Ventures Inc. filed a motion:

  to dismiss the action because of improper venue and on the merits for failure to state a claim for which relief may be granted and/or failure to plead fraud claims with sufficient particularity; and

  to strike VarTec’s jury demand.

On May 7, 2007 the court issued a minute order denying the motion to dismiss.

On June 7, 2007 BCE Inc., BCE Ventures Inc. and the President of BCE Ventures Inc. filed an answer to VarTec’s amended complaint.

On March 2, 2009, BCE Inc., BCE Ventures Inc. and the President of BCE Ventures Inc. agreed with VarTec in principle to settle the dispute. The terms of the settlement are confidential. Pursuant to the settlement, VarTec will dismiss the complaint. The settlement has no effect on the consolidated financial position or results of operations of BCE.

Kroll Restructuring Lawsuit

On February 26, 2003, BCE Inc. was informed that Kroll Restructuring Ltd., in its capacity as interim receiver of Teleglobe Inc., had filed a notice of action in the Ontario Superior Court of Justice against five former directors of Teleglobe Inc. This lawsuit relates to Teleglobe Inc.’s redemption of its third series preferred shares in April 2001 and the retraction of its fifth series preferred shares in March 2001.

The statement of claim was filed on March 26, 2003 and was served to each of the directors in August and September 2003. On April 16, 2004, the defendants filed their statement of defence.

The plaintiff, now Kathy Morgan, in her capacity as plan administrator for Teleglobe Inc., is seeking a declaration that the redemption and retraction were prohibited under the Canada Business Corporations Act and that the five former directors should be held jointly and severally liable to restore to Teleglobe Inc. all amounts paid or distributed on these transactions. These amounts total approximately $661 million, plus interest.

On February 26, 2007, the five former directors filed a third party claim in the Ontario Superior Court of Justice against the former third series preferred shareholders of Teleglobe Inc. As provided by the Canada Business Corporations Act, the third party claim seeks to recover from those former third series preferred shareholders any amounts the former directors may have to restore to Teleglobe Inc. as a result of this lawsuit, on account of the redemption of the third series preferred shares.

While BCE Inc. is not a defendant in this lawsuit, Teleglobe Inc. was a subsidiary of BCE Inc. when the redemption and retraction took place. Under standard policies and subject to applicable law, the five former Teleglobe Inc. directors are entitled to seek indemnification from BCE Inc. in connection with this lawsuit.

Teleglobe Plan Administrator Lawsuit

On November 16, 2005, Kathy Morgan, in her capacity as plan administrator for Teleglobe Inc., filed a lawsuit in the Ontario Superior Court of Justice against BCE Inc. and seven former directors of Teleglobe Inc. The plaintiff is seeking a declaration that Teleglobe Inc. and its creditors have been oppressed by the former directors of Teleglobe Inc. and by BCE Inc. within the meaning of the Canada Business Corporations Act. The plaintiff is also seeking a declaration that the former directors of Teleglobe Inc. breached their fiduciary duty to Teleglobe Inc. and failed to act in accordance with the standard of care prescribed under the Canada Business Corporations Act.

The plaintiff is seeking compensation for oppression in the amount of $3 billion and damages for breach of fiduciary duty in the amount of $3 billion, in each case plus interest and costs.

Teleglobe Inc. was a subsidiary of BCE Inc. when the acts or omissions alleged in the lawsuit would have taken place. Under standard policies and subject to applicable laws, the seven former directors are entitled to seek indemnification from BCE Inc. in connection with this lawsuit.

OTHER

We are subject to other claims and a number of judicial and administrative proceedings considered normal in the ordinary course of our current and past operations, including employment-related disputes, contract disputes, intellectual property disputes and customer disputes. In some proceedings, the claimant seeks damages as well as other relief, which, if granted, would require substantial expenditures on our part.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as previously disclosed in respect of the Privatization in the Notice of Special Shareholder Meeting and Management Proxy Circular of BCE Inc. dated August 7, 2007 under the section entitled Interests of Senior Management and Others in the Arrangement, as updated in the BCE Inc. 2007 annual information form dated March 5, 2008 under the section entitled Interests of Senior Management and Others in Material Transactions, to the best of our knowledge, there were no directors or executive officers or any associate or affiliate of a director or executive officer with a material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected us or is reasonably expected to materially affect us.

EXPERTS

Deloitte & Touche LLP, independent registered chartered accountants, prepared the Report of Independent Registered Chartered Accountants in respect of our audited consolidated financial statements and the Report of Independent Registered Chartered Accountants in respect of our internal control over financial reporting.

MATERIAL CONTRACTS

On July 4, 2008, BCE Inc. and the Purchaser entered into the Final Amending Agreement, further amending the definitive agreement of June 29, 2007, as amended (see General Development of Our Business - Three-Year History for more information concerning the Final Amending Agreement). Please refer to BCE Inc.’s material change report dated July 10, 2008 available on SEDAR at www.sedar.com for the particulars of the Final Amending Agreement, which material change report is incorporated herein by reference. BCE Inc. terminated the Definitive Agreement in accordance with its terms on December 12, 2008.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common shares and preferred shares of BCE Inc. in Canada is Computershare at its principal offices in Montréal and Toronto and in the United States is Computershare Trust Company, Inc. at its principal offices in Denver and New York.

The registrar for BCE Inc.’s debt securities is Computershare, in Montréal, and debt securities may be presented for registration or transfer, at the principal office of Computershare in the cities of Halifax, Montréal, Toronto, Calgary or Vancouver.

The register for Bell Canada’s debentures is kept at the principal office of CIBC Mellon, in Montréal, and facilities for registration, exchange and transfer of the debentures are maintained at the principal offices of CIBC Mellon in Halifax, Montréal, Toronto, Winnipeg, Calgary and Vancouver. The co-registrar for Bell Canada’s series ES debentures is Bank of Montreal Trust Company, in New York, and the series ES debentures may be presented for registration, transfer or exchange at the office of the Bank of Montreal Trust Company in New York.

The register for Bell Canada’s subordinated debentures is kept at the principal office of Computershare, in Montréal, and facilities for registration, exchange and transfer of the subordinated debentures are maintained at the principal offices of Computershare in Halifax, Montréal, Toronto, Calgary and Vancouver.

FOR MORE INFORMATION

DOCUMENTS YOU CAN REQUEST

You can ask us for a copy of any of the following documents:

  this annual information form, together with any document, or the relevant pages of any document, incorporated by reference into it

  BCE Inc.’s most recent annual report, which includes the comparative financial statements and management’s discussion and analysis for the most recently completed financial year together with the accompanying auditors’ report any interim financial statements that were filed after the financial statements for the most recently completed financial year any other documents that are incorporated by reference into a preliminary short form prospectus or a short form prospectus and are not listed above.

Please send your request to the Corporate Secretary of BCE Inc., at 1 Carrefour Alexander-Graham-Bell, Building A, 7th floor, Verdun, Québec H3E 3B3.

We will send you the documents at no charge when our securities are being distributed under a preliminary short form prospectus or short form prospectus.

At any other time, we may charge you a reasonable fee if you or the company you work for is not a security holder of BCE Inc.

You can also ask us for a copy of the annual and quarterly management’s discussion and analysis of BCE Inc. by contacting the Investor Relations group of BCE Inc., at 1 Carrefour Alexander-Graham-Bell, Building A, 6th Floor, Verdun, Québec H3E 3B3 or by sending an e-mail to investor.relations@bce.ca.

OTHER INFORMATION ABOUT BCE INC.

The above documents, as well as BCE Inc.’s annual and quarterly reports and news releases, are also available on BCE Inc.’s website at www.bce.ca.

Additional information relating to BCE Inc. is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Additional financial information is provided in the BCE 2008 Annual Report.

Shareholder inquiries	1-800-561-0934

Investor relations	1-800-339-6353

SCHEDULE 1 – AUDIT COMMITTEE INFORMATION[1]

The purpose of BCE Inc’s audit committee (Audit Committee) is to assist the board in its oversight of:

  the integrity of BCE Inc.’s financial statements and related information

  BCE Inc.’s compliance with applicable legal and regulatory requirements the independence, qualifications and appointment of the external auditor the performance of both the external and internal auditors

  BCE Inc.’s management’s responsibility for reporting on internal controls and risk management.

Members’ Financial Literacy, Expertise and Simultaneous Service

Under the Sarbanes-Oxley Act and related United States Securities and Exchange Commission rules, BCE Inc. is required to disclose whether its Audit Committee members include at least one “audit committee financial expert,” as defined by these rules. In addition, National Instrument 52-110 – Audit Committees and the New York Stock Exchange governance rules followed by BCE Inc. require that all audit committee members be “financially literate”.

The board has determined that all the members of the Audit Committee during 2008 were, and all current members of the Audit Committee are, financially literate. In respect of the Audit Committee members during 2008, the board determined that at least one of the members of the Audit Committee, being the Chair of the Audit Committee, Mr. T.C. O’Neill, was qualified as an “audit committee financial expert.” The table below indicates the relevant education and experience of all the Audit Committee members during 2008 and the current members.

Relevant Education and Experience

T.C. O’Neill (Chair)

Mr. O’Neill has been a director on the BCE Inc. board since January 2003 and he was appointed Chair of the Board of BCE Inc. and Bell Canada on February 17, 2009. He is also Chair of the Audit Committee. He was Chairman and Chief Executive Officer of Price Waterhouse Canada from 1996 to 1998. He was Chief Executive Officer of PricewaterhouseCoopers LLP in Canada from 1998 to 2001 and was Chief Operating Officer of PricewaterhouseCoopers LLP Global Organization from 2000 until January 2002. He also served as Chief Executive Officer of PricewaterhouseCoopers Consulting from January 2002 to May 2002 and then as Chairman of the Board until October 2002. A graduate of Queen’s University, Mr. O’Neill received his CA designation in 1970 and was awarded the FCA designation in 1988.

A. Bérard	Mr. Bérard has been a director on the BCE Inc. board since January 2003. He previously served as Chief Executive Officer of the National

1	You will find a summary of the differences between our governance practices and the New York Stock Exchange governance rules in the governance section of BCE Inc.’s website at www.bce.ca

Bank of Canada from September 1990 to March 2002. He also served as Chairman of the Board at the National Bank of Canada from September 1990 to March 2004. Mr. Bérard holds a Fellow’s Diploma from the Institute of Canadian Bankers and was Chairman of the Executive Council of the Canadian Bankers’ Association from 1986 to 1988.

A.S. Fell

Mr. Fell has been a director on the BCE Inc. board since January 2002. He was Chairman of the Board at RBC Dominion Securities Limited from December 1999 until December 2007. Mr. Fell was also previously the Chairman of the Board and Chief Executive Officer of RBC Dominion Securities Limited from 1992 to December 1999. He is also a director and Chair of the Board of Munich Reinsurance Corporation of Canada. He was also, until June 2005, Chairman of the University Health Network Trustees.

J. Maxwell (member until her retirement from the board on February 17, 2009)

Ms. Maxwell has been a director on the BCE Inc. board since January 2000. She is currently a research fellow of the Canadian Policy Research Networks Inc. since January 2006 and served as President from 1995 until January 2006. Prior to this appointment, she was Associate Director of the School of Political Studies at Queen’s University. She acted as Chair of the Economic Council of Canada from 1985 to 1992. Prior to 1985, Ms. Maxwell worked as a consultant and as Director of Policy Studies at the C.D. Howe Institute.

V.L. Young

Mr. Young has been a director on the BCE Inc. board since May 1995. He was Chairman and Chief Executive Officer of Fishery Products International Limited from 1984 until May 2001, earning the distinction of CEO of the Year from the Financial Times in 1994. He also served as Deputy Minister of the Treasury Board and special advisor to the Premier of Newfoundland and Labrador, as well as Chief Executive Officer of Newfoundland Hydro. Mr. Young holds an MBA from the University of Western Ontario.

The New York Stock Exchange governance rules followed by BCE Inc. require that if an audit committee member serves simultaneously on the audit committee of more than three public companies, the board of directors must determine and disclose that this simultaneous service does not impair the ability of the member to effectively serve on the audit committee. In addition to serving on BCE Inc.’s Audit Committee, the following Audit Committee members currently serve on the audit committees of the following public companies: Mr. Bérard – Bombardier Inc., Groupe BMTC Inc. and TransForce Inc. and Mr. O’Neill – Nexen Inc., Adecco, S.A., Loblaw Companies Limited, and The Bank of Nova Scotia. The board has carefully reviewed the audit committee service of each of Mr. Bérard and Mr. O’Neill and has concluded in each case that these other activities did not during 2008 and do not currently impair their ability to effectively serve on BCE Inc.’s Audit Committee. This conclusion is based on the following:

  each is retired and is not involved in professional activities other than sitting on various public corporations’ boards of directors and audit committees each has extensive accounting and financial knowledge and experience, which serves the best interests of BCE Inc.

  each makes valuable contributions to BCE Inc.’s Audit Committee.

Pre-approval policies and procedures

BCE Inc.’s Auditors Independence Policy is a comprehensive policy governing all aspects of BCE’s relationship with the external auditors, including:

  establishing a process for determining whether various audit and other services provided by the external auditors affect their independence identifying the services that the external auditors may and may not provide to BCE Inc. and its subsidiaries pre-approving all services to be provided by the external auditors of BCE Inc. and its subsidiaries, and establishing a process outlining procedures when hiring current or former personnel of the external auditors in a financial oversight role to ensure auditors’ independence is maintained.

The Auditors Independence Policy is available in the governance section of BCE Inc.’s website at www.bce.ca.

External Auditors’ Fees

The table below shows the fees that Deloitte & Touche LLP billed to BCE Inc. and its subsidiaries for various services in each year of the past two fiscal years. Fees for audit services decreased in 2008 primarily due to an increased efficiency in audit procedures as a result of the leveraging of audit work on internal control over financial reporting.

	2008 (in $ millions)	2007 (in $ millions)
Audit fees (1)	8.4	16.2
Audit-related fees (2)	3.2	3.8
Tax fees (3)	0.8	0.8
All other fees (4)	0.3	–
Total	12.7 (5)	20.8 (5)

(1)

These fees include professional services provided by the external auditors for statutory audits of the annual financial statements, the audit of the effectiveness of internal control over financial reporting, the review of interim financial statements, the review of financial accounting and reporting matters, other regulatory audits and filings and translation services.

(2)	These fees relate to the review of securities offering documents, non-statutory audits, due diligence, pension plan audits and the review of financial accounting and reporting matters.
(3)	These fees include professional services for tax compliance, tax advice and assistance with tax audits and appeals.
(4)	These fees include any other fees for permitted services not included in any of the above-stated categories.
(5)

The amounts of $12.7 million for 2008 and $20.8 million for 2007 reflect fees billed in those fiscal years without taking into account the year to which those services relate. Total fees for services provided for each fiscal year amounted to $11.9 million in 2008 and $14.3 million in 2007.

SCHEDULE 1A – AUDIT COMMITTEE CHARTER

I. PURPOSE

The purpose of the Audit Committee is to assist the Board of Directors in its oversight of:

A.	the integrity of the Corporation’s financial statements and related information;
B.	the Corporation’s compliance with applicable legal and regulatory requirements;
C.	the independence, qualifications and appointment of the shareholders’ auditor;
D.	the performance of the Corporation’s shareholders’ auditor and internal audit; and
E.	management responsibility for reporting on internal controls and risk management.

II. DUTIES AND RESPONSIBILITIES

The Audit Committee shall perform the functions customarily performed by audit committees and any other functions assigned by the Board of Directors. In particular, the Audit Committee shall have the following duties and responsibilities:

A.	FINANCIAL REPORTING AND CONTROL
1.	On a periodic basis, review and discuss with management and the shareholders’ auditor the following:
a.	major issues regarding accounting principles and financial statement presentation, including any significant changes in the Corporation’s selection or application of accounting principles, and major issues as to the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of material control deficiencies;

b.	analyses prepared by management and/or the shareholders’ auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative generally accepted accounting principles methods on the financial statements when such alternatives have been selected in the current reporting period;

	c.	the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Corporation;
	d.	the type and presentation of information to be included in earnings press releases (including any use of pro-forma or adjusted non-generally accepted accounting principles, information).
2.	Meet to review and discuss with management and the shareholders’ auditor, report and, where appropriate, provide recommendations to the Board of Directors on the following prior to its public disclosure:

	a.	the annual and interim consolidated financial statements, the Corporation’s disclosure under “Management Discussion and Analysis”, Annual Information Form, earnings press releases, financial information and earnings guidance provided to analysts and rating agencies and the integrity of the financial reporting of the Corporation;

     – In addition to the role of the Audit Committee to make recommendations to the Board of Directors, where the members of the Audit Committee consider that it is appropriate and in the best interest of the Corporation, the interim consolidated financial statements, the interim Corporation’s disclosure under “Management Discussion and Analysis” for interim period and interim earnings press releases and earnings guidance, may also be approved on behalf of the Board of Directors by the Audit Committee, provided that such approval is subsequently reported to the Board of Directors at its next meeting;

b.	any audit problems or difficulties and management’s response thereto, including any restrictions on the scope of the activities of the shareholders’ auditor or access to requested information and any significant disagreements with management.

3.	Review and discuss reports from the shareholders’ auditor on:
a.	all critical accounting policies and practices used by the Corporation;
b.

all material alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, including the ramifications of the use of such alternate treatments and disclosures and the treatment preferred by the shareholders’ auditor; and

c.	other material written communications between the shareholders’ auditor and management, and discuss such report with the shareholders’ auditor.
B.	OVERSIGHT OF THE SHAREHOLDERS’ AUDITORS
1.

Be directly responsible for the appointment, compensation, retention and oversight of the work of the shareholders’ auditor and any other auditor preparing or issuing an audit report or performing other audit services or attest services for the Corporation or any consolidated subsidiary of the Corporation, where required and review, report and where appropriate, provide recommendations to the Board of Directors on the appointment, terms and review of engagement, removal, independence and proposed fees of the shareholders’ auditor.

2.

Approve in advance all audit, review or attest engagement fees and terms for all audit, review or attest services to be provided by the shareholders’ auditor to the Corporation and any consolidated subsidiary and any other auditor preparing or issuing an audit report or performing other audit services or attest services for the Corporation or any consolidated subsidiary of the Corporation, where required.

3.

Pre-approve all engagements for permitted non-audit services provided by the shareholders’ auditor to the Corporation and any consolidated subsidiary and to this effect may establish policies and procedures for the engagement of the shareholders’ auditor to provide to the Corporation and any consolidated subsidiary permitted non-audit services, which shall include approval in advance by the Audit Committee of all audit/review and permitted non-audit services to be provided by the shareholders’ auditor to the Corporation and any consolidated subsidiary.

4.

Delegate, if deemed appropriate, authority to one or more members of the Audit Committee to grant pre-approvals of audit/review/attest and permitted non-audit services, provided that any such approvals shall be presented to the Audit Committee at its next scheduled meeting.

5.	Establish policies for the hiring of partners, employees and former partners and employees of the shareholders’ auditor.
6.	At least annually, consider, assess, and report to the Board of Directors on:
a.	the independence of the shareholders’ auditor, including whether the shareholders’ auditor’s performance of permitted non-audit services is compatible with the shareholders’ auditor’s independence;
b.

obtaining from the shareholders’ auditor a written statement (i) delineating all relationships between the shareholders’ auditor and the Corporation; (ii) assuring that lead audit partner rotation is carried out, as required by law; and (iii) delineating any other relationships that may adversely affect the independence of the shareholders’ auditor; and

c.	the evaluation of the lead audit partner, taking into account the opinions of management and internal audit.
7.	At least annually, obtain and review a report by the shareholders’ auditor describing:
a.	the shareholders’ auditor’s internal quality-control procedures;
b.

any material issues raised by the most recent internal quality-control review, or peer review of the shareholders’ auditor firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the shareholders’ auditor firm, and any steps taken to deal with any such issues.

8.	Resolve any disagreement between management and the shareholders’ auditor regarding financial reporting.
9.	Review audit plan with the shareholders’ auditor.
10.	Meet periodically with the shareholders’ auditor in the absence of management and internal audit.
C.	OVERSIGHT OF INTERNAL AUDIT
1.	Review and discuss with the head of internal audit, report and, where appropriate, provide recommendations to the Board of Directors on the following:
a.	the appointment and mandate of internal audit, including the responsibilities, budget and staffing of the Corporation’s internal audit;
b.

discuss with the head of internal audit the scope and performance of the internal audit, including a review of the annual internal audit plan, and whether there are any restrictions or limitations on internal audit;

c.

obtain periodic reports from the head of internal audit regarding internal audit findings, including the Corporation’s internal controls, and the Corporation’s progress in remedying any material control deficiencies.

2.	Meet periodically with the head of internal audit in the absence of management and the shareholders’ auditor.
D.	OVERSIGHT OF THE CORPORATION’S INTERNAL CONTROL SYSTEM
1.	Review and discuss with management, the shareholders’ auditor and internal audit, monitor, report and, when appropriate, provide recommendations to the Board of Directors on the following:
a.	the Corporation’s internal control system;
b.	compliance with the policies and practices of the Corporation relating to business ethics;
c.	compliance by Directors, Officers and other management personnel with the Corporation’s Disclosure Policy; and
d.	the relationship of the Audit Committee with other committees of the Board of Directors, management and the Corporation’s consolidated subsidiaries’ audit committees.
2.	Review and discuss with the Chief Executive Officer and Chief Financial Officer of the Corporation the process for the certifications to be provided in the Corporation’s public disclosure documents.
3.	Review, monitor, report and where appropriate, provide recommendations to the Board of Directors on the Corporation’s disclosure controls and procedures.
4.

Establish procedures, for the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, including procedures for confidential, anonymous submission by employees regarding questionable accounting or auditing matters.

5.	Meet periodically with management in the absence of the shareholders’ auditor and internal audit.
E.	OVERSIGHT OF THE CORPORATION’S RISK MANAGEMENT
1.	Review, monitor, report and, where appropriate, provide recommendations to the Board of Directors on the following:
a.	the Corporation’s processes for identifying, assessing and managing risk; and
b.	the Corporation’s major financial risk exposures and the steps the Corporation has taken to monitor and control such exposures.
F.	OVERSIGHT OF THE CORPORATION’S ENVIRONMENTAL RISKS
1.	Review, monitor, report, and where appropriate, provide recommendations to the Board of Directors on the Corporation’s environmental policy, and environmental management systems.
2.

When appropriate, ensure that the Corporation’s subsidiaries establish an environmental policy, and environmental management systems and review and report thereon to the Board of Directors of the Corporation.

G.	COMPLIANCE WITH LEGAL REQUIREMENTS
1.

Review and discuss with management, the shareholders’ auditor and internal audit, monitor, report and, when appropriate, provide recommendation to the Board of Directors on the adequacy of the Corporation’s process for complying with laws and regulations.

2.	Receive, on a periodic basis, reports from the Corporation’s Chief Legal Officer, with respect to legal issues.

III. EVALUATION OF THE AUDIT COMMITTEE AND REPORT TO BOARD OF DIRECTORS

A.	The Audit Committee shall evaluate and review with the Corporate Governance Committee of the Board of Directors, on an annual basis, the performance of the Audit Committee.
B.	The Audit Committee shall review and discuss with the Corporate Governance Committee of the Board of Directors, on an annual basis, the adequacy of the Audit Committee charter.
C.	The Audit Committee shall report to the Board of Directors periodically on the Audit Committee’s activities.

IV. OUTSIDE ADVISORS

The Audit Committee shall have the authority to engage outside counsel and other outside advisors as it deems appropriate to assist the Audit Committee in the performance of its functions. The Corporation shall provide appropriate funding for such advisors as determined by the Audit Committee.

V. MEMBERSHIP

The Audit Committee shall consist of such number of directors, in no event to be less than three, as the Board of Directors may from time to time by resolution determine. The members of the Audit Committee shall meet the independence, experience and other membership requirements under applicable laws, rules and regulations as determined by the Board of Directors.

VI. AUDIT COMMITTEE CHAIR

The Chair of the Audit Committee shall be appointed by the Board of Directors. The Chair of the Audit Committee leads the Audit Committee in all aspects of its work and is responsible to effectively manage the affairs of the Audit Committee and ensure that it is properly organized and functions efficiently. More specifically, the Chair of the Audit Committee shall:

A.	Provide leadership to enable the Audit Committee to act effectively in carrying out its duties and responsibilities as described elsewhere in this charter and as otherwise may be appropriate;
B.	In consultation with the Board Chair and the Chief Executive Officer, ensure that there is an effective relationship between management and the members of the Audit Committee;
C.	Chair meetings of the Audit Committee;

D.	In consultation with the Chief Executive Officer, the Corporate Secretary’s Office and the Board Chair, determine the frequency, dates and locations of meetings of the Audit Committee;
E.

In consultation with the Chief Executive Officer, the Chief Financial Officer, the Corporate Secretary’s Office and, as required, other Officers, review the meeting agendas to ensure all required business is brought before the Audit Committee to enable it to efficiently carry out its duties and responsibilities;

F.	Ensure, in consultation with the Board Chair, that all items requiring the Audit Committee’s approval are appropriately tabled;
G.

Ensure the proper flow of information to the Audit Committee and review, with the Chief Executive Officer, the Chief Financial Officer, the Corporate Secretary’s Office and, as required, other Officers, the adequacy and timing of materials in support of management’s proposals;

H.

Report to the Board of Directors on the matters reviewed by, and on any decisions or recommendations of, the Audit Committee at the next meeting of the Board of Directors following any meeting of the Audit Committee; and

I.	Carry out any special assignments or any functions as requested by the Board of Directors.

VII. TERM

The members of the Audit Committee shall be appointed or changed by resolution of the Board of Directors to hold office from the time of their appointment until the next annual general meeting of the shareholders or until their successors are so appointed.

VIII. PROCEDURES FOR MEETINGS

The Audit Committee shall fix its own procedure at meetings and for the calling of meetings. The Audit Committee shall meet separately in executive session in the absence of management, internal audit and the shareholders’ auditor, at each regularly scheduled meeting.

IX. QUORUM AND VOTING

Unless otherwise determined from time to time by resolution of the Board of Directors, two members of the Audit Committee shall constitute a quorum for the transaction of business at a meeting. For any meeting(s) at which the Audit Committee Chair is absent, the Chair of the meeting shall be the person present who shall be decided upon by all members present. At a meeting, any question shall be decided by a majority of the votes cast by members of the Audit Committee, except where only two members are present, in which case any question shall be decided unanimously.

X. SECRETARY

Unless otherwise determined by resolution of the Board of Directors, the Corporate Secretary of the Corporation or his/her delegate shall be the Secretary of the Audit Committee.

XI. VACANCIES

Vacancies at any time occurring shall be filled by resolution of the Board of Directors.

XII. RECORDS

The Audit Committee shall keep such records as it may deem necessary of its proceedings and shall report regularly its activities and recommendations to the Board of Directors as appropriate.

SCHEDULE 2 – GLOSSARY

Certain capitalized words and terms used throughout this annual information form are defined below:

2008 NCIB means the normal course issuer bid commenced on December 23, 2008;

Adjusted EPS means earnings per share before restructuring and other and net losses (gains) on investments;

ARPU means average revenue per unit;

Arrangement means the plan of arrangement of BCE Inc. under section 192 of the Canada Business Corporations Act giving effect to the proposed Privatization;

Audit Committee means BCE Inc.’s audit committee;

AWS means Advanced Wireless Services;

BCE means BCE Inc., its direct and indirect subsidiaries and joint ventures;

BCE 2008 Annual Report means the BCE Inc. 2008 annual report;

BCE 2008 MD&A means BCE Inc.’s 2008 management’s discussion and analysis on pages 18 to 78 of the BCE 2008 Annual Report;

Bell means our Bell Wireline and Bell Wireless segments on an aggregate basis;

Bell Aliant means Bell Aliant Regional Communications Income Fund and its affiliates, on and after July 7, 2006, and, prior to such date, Aliant Inc. and its affiliates;

Bell Distribution means Bell Distribution Inc.;

Bell TV means Bell ExpressVu Limited Partnership;

Bell Globemedia means Bell Globemedia Inc.;

Bell ICT means Bell Information and Communications Technology Outsourcing Solutions Inc.;

Bell Mobility means Bell Mobility Inc.;

CEP means the Communications, Energy and Paperworkers’ Union of Canada;

CGI means CGI Group Inc.;

CIBC Mellon means CIBC Mellon Trust Company;

Computershare means Computershare Trust Company of Canada;

CTVglobemedia means CTVglobemedia Inc.;

DBRS means DBRS Limited;

Definitive Agreement means the definitive agreement dated as of June 29, 2007 between the Purchaser and BCE Inc., as amended on July 12, 2007 and by the Final Amending Agreement;

DSL means digital subscriber line;

DTH means direct-to-home;

EBITDA means earnings before interest, taxes, depreciation and amortization of intangible assets;

EVDO means Evolution-Data Optimized;

Final Amending Agreement means the agreement dated July 4, 2008, between BCE Inc. and the Purchaser, further amending the definitive agreement dated as of June 29, 2007 between the Purchaser and BCE Inc., as amended on July 12, 2007;

FTTN means fiber-to-the-node;

Guarantors means the Ontario Teachers’ Pension Plan and affiliates of Providence Equity Partners Inc. and Madison Dearborn Partners, LLC;

HSPA means High Speed Packet Access;

ICT means information and communications technology;

IP means Internet Protocol;

IPTV means Internet Protocol Television;

IT means information technology;

KPMG means KPMG LLP;

MDU means multiple-dwelling units;

Moody’s means Moody’s Investors Service, Inc.;

Privatization means the proposed acquisition, pursuant to the terms of the Definitive Agreement, of all of the outstanding common and preferred equity of BCE Inc. by the Purchaser;

Purchaser means BCE Acquisition Inc. (formerly known as 6796508 Canada Inc.), a corporation owned by an investor group led by Teachers’ and affiliates of Providence Equity Partners Inc., Madison Dearborn Partners, LLC and Merrill Lynch Global Private Equity;

S&P means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc.;

Strategic Oversight Committee means the strategic oversight committee of the board of directors of BCE Inc., comprised of André Bérard, Thomas C. O’Neill, James A. Pattison and Donna Soble Kaufman (Chair);

Teachers’ means Teachers’ Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan;

Telesat means Telesat Canada; and

VarTec means VarTec Telecom, Inc. and VarTec Holding Company.